Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NAVTEQ CORPORATION,

NAVTEQ HOLDINGS B.V.,

NAVTEQ HOLDINGS DELAWARE II, INC.

THE MAP NETWORK INC.

AND

GANNETT SATELLITE INFORMATION NETWORK, INC.

(AS REPRESENTATIVE OF THE PARTICIPATING STOCKHOLDERS)

Dated as of December 5, 2006

i

3.13.	Environmental Matters	37
3.14.	Brokers’ and Finders’ Fees	37
3.15.	Related Party Transactions	38
3.16.	Employee Benefit Plans and Compensation	38
3.17.	Contracts	41
3.18.	Insurance	42
3.19.	Accounts Receivable	42
3.20.	Warranties; Products Liability	42
3.21.	Customers	43
3.22.	Suppliers	43
3.23.	Employee Complaints	43
3.24.	Export Control Laws	44
3.25.	Foreign Corrupt Practices Act	44
3.26.	Powers of Attorney	44
3.27.	Change of Control; Severance; Bonus Payments	44
3.28.	Financial Projections	45
3.29.	Books and Records	45
3.30.	Disclosures	45

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT, BV SUB AND MERGER SUB		45

4.1.	Organization; Good Standing; Capitalization of Merger Sub	45
4.2.	Authority; No Conflict; Necessary Consents	46
4.3.	Availability of Funds	47
4.4.	Litigation	47
4.5.	Brokers’ and Finders’ Fees	47
4.6.	Parent’s, BV Sub’s and Merger Sub’s Acknowledgement Regarding Forward-Looking Statements	47
4.7	Information Supplied	47

ARTICLE V CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME		48

5.1.	Conduct of Business by the Company Prior to Closing	48
5.2.	Control of Business	51

ARTICLE VI ADDITIONAL AGREEMENTS		52

6.1.	No Solicitation	52
6.2.	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	52
6.3.	Public Disclosure	53
6.4.	Regulatory Filings	53
6.5.	State Anti-Takeover Law	53
6.6.	Third-Party Consents	54
6.7.	Stockholder Support Agreements	54
6.8.	Notification of Certain Matters	54
6.9.	Options, Warrants and Convertible Notes	55

6.10.	Indemnification	56
6.11.	Indebtedness; Releases	57
6.12.	Sale Bonus Holdback Agreement	57
6.13.	Resignations	57
6.14.	Tax Matters	57
6.15.	Stay Bonus Payments	59
6.16.	FIRPTA Compliance	59
6.17.	Employee Service Credit	59
6.18.	Information Statement	60
6.19	Additional Actions; Further Assurances	60

ARTICLE VII CONDITIONS TO THE MERGER		61

7.1.	Conditions to the Obligations of Each Party to Effect the Merger	61
7.2.	Additional Conditions to the Obligations of Parent, BV Sub and Merger Sub	61
7.3.	Additional Conditions to the Obligations of the Company	63

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		64

8.1.	Termination	64
8.2.	Notice of Termination; Effect of Termination	66
8.3.	Amendment	66
8.4.	Extension; Waiver	67

ARTICLE IX INDEMNIFICATION		67

9.1.	Survival of Representations and Warranties	67
9.2.	Indemnification by the Participating Stockholders	67
9.3.	Limitation on Indemnification Obligations of the Participating Stockholders	69
9.4.	Indemnification by Parent	70
9.5.	Limitation on Indemnification Obligations of Parent	71
9.6.	Indemnification Procedures — Non-Third Party Claims	72
9.7.	Indemnification Procedures — Third Party Claims	72
9.8.	Tax Matters Indemnification	73
9.9.	No Contribution	74
9.10.	Effect of Investigation	74
9.11.	Subrogation	74
9.12.	Exclusive Remedies	74
9.13.	No Double Recovery	75
9.14.	Mitigation	75

ARTICLE X GENERAL PROVISIONS		75

10.1.	No Other Representations and Warranties	75
10.2.	Notices	75
10.3.	Interpretation	77
10.4.	Counterparts	77
10.5.	Attorneys’ Fees	77
10.6.	Entire Agreement; Third-Party Beneficiaries	77

10.7.	Severability	77
10.8.	Other Remedies; Specific Performance	78
10.9.	Expenses	78
10.10.	Rules of Construction	78
10.11.	Assignment	78
10.12.	Time	78
10.13.	Governing Law; Jurisdiction	78
10.14.	Waiver of Jury Trial	79

ARTICLE XI THE REPRESENTATIVE		79

11.1.	Authorization	79
11.2.	Reliance	80
11.3.	Compensation; Exculpation; Indemnity	80

Exhibits and Schedules

Exhibit A	Form of Stockholder Support Agreement
Exhibit A-1	Form of Convertible Securities Agreement
Exhibit B	Form of Indemnity Escrow Agreement
Exhibit C	Preliminary Merger Consideration Allocation Schedule
Exhibit C-1	Form of Final Merger Consideration Allocation Schedule
Exhibit D	Form of Sale Bonus Holdback Agreement
Exhibit E	Form of Legal Opinion
Exhibit F	Form of Non-Competition and Non-Solicitation Agreements
Exhibit G	Key Employees
Exhibit H	Financial Statements Certificate
Exhibit J	Board Releases

Schedule I	Stockholders Delivering Consents
Schedule 2.3(b)(vi)	Sale Bonus Payments
Schedule 2.3(b)(vii)	Employee Bonuses
Schedule 2.3(c)(iii)	Closing Payoffs

Schedule 6.17	Service Credit

Company Disclosure Letter

Parent Disclosure Letter

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 5, 2006, by and among NAVTEQ Corporation, a Delaware corporation (“Parent”), NAVTEQ Holdings B.V., a corporation organized under the laws of The Netherlands and a wholly-owned subsidiary of Parent (“BV Sub”), NAVTEQ Holdings Delaware II, Inc., a Delaware corporation and a wholly-owned subsidiary of BV Sub (“Merger Sub”), The Map Network Inc., a Delaware corporation (the “Company”), and for the purposes described herein, Gannett Satellite Information Network, Inc., as the representative of the Participating Stockholders (the “Representative”).  All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

WHEREAS, the Boards of Directors of Parent, BV Sub, Merger Sub and the Company deem it advisable and in the best interest of their respective stockholders to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions provided for herein;

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company and the shareholder and managing director of BV Sub have approved, in accordance with applicable provisions of Applicable Law, this Agreement and the transactions contemplated hereby, including the acquisition of the Company by BV Sub through the Merger, and the Board of Directors of the Company has resolved to submit this Agreement and the Merger to the stockholders of the Company for their approval and to recommend that the stockholders approve and adopt this Agreement and approve the Merger;

WHEREAS, it is proposed that the acquisition of the Company by BV Sub be accomplished by the merger of the Merger Sub with and into the Company, with the Company being the Surviving Corporation, in accordance with the applicable provisions of Delaware Law, and each share of the capital stock and all other outstanding securities of the Company will thereupon be cancelled and converted into the right to receive the consideration as set forth herein, all upon the terms and subject to the conditions set forth herein;

WHEREAS, immediately following the execution and delivery of this Agreement by the Company pursuant to the resolutions of the Board of Directors of the Company (i) the stockholders of the Company identified on Schedule I hereto, representing, in the aggregate, not less than seventy percent (70%) of the issued and outstanding shares of the Company Common Stock, Company Series A Preferred and Company Series B Preferred Stock, voting together as a single class and on an as if converted to Common Stock basis and (ii) Gannett Satellite Information Network, Inc., as the sole holder of the Company Series B Preferred Stock as of the date hereof (each, a “Consenting Stockholder” and collectively, the “Consenting Stockholders”), will have executed and delivered to the Company, Parent, BV Sub and Merger Sub the Stockholder Support Agreement, in the form attached hereto as Exhibit A, and will have delivered to the Company their written consents pursuant to Section 228 of the DGCL, which consents adopt and approve this Agreement and approve the Merger in accordance with Delaware Law and the Company Charter Documents; and

WHEREAS, Parent, BV Sub, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, BV Sub, Merger Sub and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1.          Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer, proposal or any third party indication of interest or intent relating to any transaction or series of related transactions involving a merger, consolidation, share exchange, business combination, sale of a majority or all assets, sale of shares of capital stock of the Company or similar transaction or any combination of the foregoing involving the Company (other than the transactions contemplated by this Agreement and the issuance of shares of capital stock upon the exercise of Company Options, Company Warrants or Company Convertible Notes outstanding on the date of this Agreement).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Applicable Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, directive, published guidance, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of Delaware.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean the class of common stock, par value $0.01 per share, of the Company.

“Company Convertible Notes” shall mean any outstanding notes issued by the Company that are convertible into shares of Series B Preferred Stock upon the consummation of the Merger.

“Company Material Adverse Effect” any change, circumstance, development, effect, event, fact or occurrence that, individually, or when taken together with all such other changes, circumstances, developments, effects, events, facts or occurrences that exist or have occurred prior to the date of determination of the Company Material Adverse Effect, has caused, resulted in or had, or is reasonably likely to cause, result in or have, a material and adverse effect on the business, condition (financial or otherwise), assets (whether real, personal or mixed, tangible or intangible), properties, or results of operations of the Company; provided, however, that, in no event shall the following be deemed to constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred:  any change, circumstance, development, effect, event, fact or occurrence primarily resulting (i) from changes affecting the United States or world economy generally, which changes do not affect the Company in a materially disproportionate manner, (ii) from changes affecting the industry in which the Company operates generally, which changes do not affect the Company in a materially disproportionate manner, (iii) from changes due to acts of war or terrorism, which changes do not affect the Company in a materially disproportionate manner, or (iv) from changes resulting primarily from the announcement or consummation of the transactions contemplated hereby.

“Company Options” shall mean any outstanding options to purchase shares of Company Common Stock under any of the Company Stock Option Plans or otherwise.

“Company Preferred Stock” shall mean the shares of preferred stock, par value $0.01 per shares, which have been designated as Series A Preferred Stock and the Series B Preferred Stock in the Company Charter Documents.

“Company Warrants” shall mean any outstanding warrants to purchase shares of Company Common Stock, Series A Preferred Stock or Series B Preferred Stock.

“Contract” shall mean any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing.

“Convertible Securities Agreement” shall mean the form of agreement attached as Exhibit A-1 to be executed and delivered by each holder of outstanding Company Options, Company Warrants and Company Convertible Notes at or prior to Closing.

“Delaware Law” shall mean the DGCL and any other applicable law of the State of Delaware.

“DGCL” shall mean the General Corporation Law of the State of Delaware, or any successor statute thereto.

“Employees” shall mean all employees of the Company.

“Environmental Law” means any and all Applicable Law relating to occupational safety and health, the environment, or emissions, discharges or releases of Hazardous Substances into the environment, including ambient air, surface water, groundwater or land, or otherwise relating to the handling of Hazardous Substances or the investigation, clean-up or other remediation thereof.

“Environmental Matters” means any liability or obligation arising under Environmental Law, whether arising under theories of contract, tort, negligence, successor or enterprise liability, strict liability or other legal or equitable theory, including (i) any failure to comply with an applicable Environmental Law or Permit and (ii) any liability or obligation arising from the manufacture, processing, distribution, treatment, storage, disposal, transport, presence of, release or threatened release of, or exposure of persons or property to, Hazardous Substances.

“Escrow Agent” means the Person engaged by Parent and BV Sub with the consent of the Company and the Representative, in such Person’s capacity as the escrow agent under the Indemnity Escrow Agreement.

“Hazardous Substance” means any “hazardous substance,” “hazardous waste,” “pollutant,” “contaminant” or “toxic substance” (as defined or regulated by any Environmental Law, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resources Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., or the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., and regulations promulgated thereunder, or any analogous state and local laws and regulations), petroleum and petroleum products, polychlorinated biphenyls or asbestos.

“Indebtedness” means an amount equal to, as of the Closing Date, the then outstanding principal of, and accrued and unpaid interest on, and any premiums, prepayment fees and penalties due upon prepayment and full satisfaction of, all bank or other third party indebtedness for borrowed money of Company, including indebtedness under any bank credit agreement and any other related agreements but excluding all amounts due after the Closing Date under capital and operating leases and trade payables.

“Indemnity Escrow Account” means the account into which the Indemnity Escrow Amount is deposited by BV Sub with the Escrow Agent and held by it, subject to disbursement as provided herein and in the Indemnity Escrow Agreement.

“Indemnity Escrow Agreement” means the Indemnity Escrow Agreement among Parent, BV Sub, the Company, the Representative and the Escrow Agent, in the form attached hereto as Exhibit B or such other form as is agreed among Parent, BV Sub, the Company, the Representative and the Escrow Agent.

“Indemnity Escrow Amount” means, initially, the sum of $7,500,000, and at any time after the initial Indemnity Escrow Amount is deposited into the Indemnity Escrow Account, the term shall mean the amount of $7,500,000 plus any dividends, interest, gains or other distributions on such amount, less the amounts distributed from the Indemnity Escrow Account as provided herein and in the Indemnity Escrow Agreement.  The Managers shall contribute a proportional amount of their Sale Bonus Payments into the Indemnity Escrow Account in accordance with the Sale Bonus Holdback Agreements.

“Knowledge” shall mean with respect to the Company, with respect to any matter in question, the actual knowledge of Shane Green, Douglas Wheeler, Edin Saracevic and Tarik Kurspahic,

and the knowledge that such individuals should have if they performed the duties applicable to their positions in a reasonably prudent manner.

“Legal Proceedings” shall mean any action, claim, suit, litigation, proceeding (public or private), criminal prosecution, audit or investigation by or before any Governmental Authority.

“Liability” or “Liabilities” shall mean all indebtedness, obligations and other liabilities, whether direct or indirect, and any loss, damage (including direct, incidental, consequential and special damages), cost, deficiency, Lien, penalty, fine, cost or expense (including any litigation expenses), or any diminution in value of any real or personal property (excluding any depreciation), or contingent liability, loss contingency, unpaid expense, claim, guaranty or endorsement (other than endorsements for deposits or collection of checks in the ordinary course of business).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NYSE” shall mean the New York Stock Exchange.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Purchase Price” shall mean the sum of $37,500,000.00.

“SEC” shall mean the United States Securities and Exchange Commission, or any successor thereto.

“Series A Preferred Stock” shall mean the series of Company Preferred Stock, par value $0.01 per share, designated as Series A Preferred Stock in the Company Charter Documents.

“Series B Preferred Stock” shall mean the series of Company Preferred Stock, par value $0.01 per share, designated as Series B Preferred Stock in the Company Charter Documents.

“Stockholder Support Agreement” shall mean the form of agreement attached hereto as Exhibit A to be executed and delivered by the Consenting Stockholders of the Company at the time of execution of this Agreement, and any additional agreements in substantially such form executed and delivered by additional holders of shares of capital stock or other securities of the Company subsequent to the date of this Agreement and at or prior to Closing.

“Stockholders” shall mean, collectively, the holders of capital stock of the Company.

1.2.          List of Additional Defined Terms.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms identified below:

Term	Defined in Section
Actual Working Capital	2.7(d)
Agreement	Preamble
Accounting Working Capital Calculation	2.7(c)
BV Sub	Preamble
Certificate of Merger	2.2
Certificate	2.6(e)
Claimed Losses	2.9(c)
Claim Notice	9.6(a)
Closing	2.3(a)
Closing Balance Sheet	2.7(c)
Closing Date	2.3(a)
Closing Payment	2.3(c)(v)
Closing Payoffs	2.3(c)(iii)
Common Option and Warrant Merger Consideration	2.6(d)(i)
Common Stock Merger Consideration	2.6(d)(i)
Company	Preamble
Company Balance Sheet	3.4
Company Benefit Plan	3.16(a)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Charter Documents	3.1(b)
Company Claim Exceptions	9.3(b)
Company Disclosure Letter	Preamble to Art. III
Company Employee Plan	5.1(s)
Company Financials	3.4
Company Intellectual Property	3.8(a)
Company Material Contract	3.17(a)
Company Permits	3.10
Company Products	3.8(a)
Company Registered Intellectual Property	3.8(a)
Company Series A Warrant Consideration	2.6(d)(i)
Company Series B Warrant Consideration	2.6(d)(i)
Company Source Code	3.8(j)
Company Stock Option Plan	3.2(b)
Company Survival Date	9.1(a)
Confidentiality Agreement	6.2(a)

Consenting Stockholder	Recitals
Customer Information	3.8(n)
Delaware Secretary of State	2.2
Dispute Notice	2.7(c)
Dissenting Shares	2.10
Dissenting Shares Reduction Amount	2.10
Dissenting Stockholder	2.10
Effective Time	2.2
Employee Bonuses	2.3(c)(v)
End Date	8.1(b)
ERISA	3.16(a)
ERISA Affiliate	3.16(a)
Estimated Working Capital	2.7(a)
Estimated Working Capital Deficit	2.7(b)
Estimated Working Capital Excess	2.7(b)
Environmental Permits	3.13
Exchange Agent	2.8(a)
Exchange Fund	2.8(b)
Export Approvals	3.24
FCPA	3.25
Final Merger Allocation Schedule	2.8(c)(ii)
Financials	3.4
Fraud Claim Exception	9.3(d)
GAAP	3.4
Governmental Authority	3.3(c)
Indemnity Claim Dispute Notice	9.6(b)
Indemnified Party	9.6(a)
Indemnitor	9.6(b)
Independent Auditor	2.7(c)
Intellectual Property	3.8(a)
Intellectual Property Rights	3.8(a)
Interim Financials	3.4
Losses	9.2
Lease Documents	3.7(b)
Letter of Transmittal	2.8(d)
Manager	2.16
Merger	2.1
Merger Consideration	2.6(d)(i)
Merger Sub	Preamble
Necessary Governmental Consents	3.3(c)
Notice of Third Party Claim	9.7
Open Source	3.8(i)
Parent	Preamble
Parent Cap	9.5(a)
Parent Disclosure Letter	Preamble to Art. IV

Parent Dispute Notice	2.7(c)
Parent Indemnified Party	9.2
Parent Survival Date	9.1(b)
Parent Threshold Amount	9.5(a)
Participating Stockholders	2.8(d)
Permitted Use	6.14(a)
Plan	3.16(a)
Predecessor Indemnified Parties	6.10(a)
Preliminary Closing Balance Sheet	2.7(a)
Preliminary Merger Allocation Schedule	2.8(c)(i)
Preliminary Working Capital Adjustment	2.7(b)
Real Property	3.7(a)
Related Party Transactions	3.15
Relevant Group	3.6(a)
Representative	Preamble
Representative Expense Reserve	2.3(c)(viii)
Representative Fee	2.3(c)(viii)
Representative’s Determination	2.7(c)
Sale Bonus Holdback Agreement	2.16
Sale Bonus Payments	2.3(c)(iv)
SEC	3.3(c)
Series A Merger Consideration	2.6(d)(i)
Secretary of State	2.2
Series B Merger Consideration	2.6(d)(i)
Shrink-Wrapped Code	3.8(a)
Significant Customer	3.21
Significant Supplier	3.22
Source Code	3.8(a)
Stockholder Cap	9.3(a)
Stockholder Cap Exceptions	9.3(e)
Stockholder Dispute Notice	2.7(c)
Stockholder Indemnified Party	9.4
Stockholder Threshold Amount	9.3(a)
Surviving Corporation	2.1
Target Working Capital	2.7(b)
Taxes	3.6(a)(ii)
Tax Return	3.6(a)(iii)
Third Party Claim	9.7
Threshold Claim Exception	9.3(a)
Title Claim Exception	9.3(d)
Transfer Taxes	3.6(a)(iv)
Working Capital	2.7(b)
Working Capital Adjusted Difference	2.7(d)(ii)
Working Capital Difference	2.7(d)(iii)

Working Capital Excess	2.7(d)(i)

ARTICLE II
THE MERGER

2.1.          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger and a wholly-owned subsidiary of BV Sub.  (The Company, as the surviving corporation of the Merger, is sometimes hereinafter referred to as the “Surviving Corporation”).  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.2.          Effective Time of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub shall cause the Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of Delaware Law, with the time of such filing with the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, BV Sub and the Company and specified in the Certificate of Merger, being referred to in this Agreement as the “Effective Time”).

2.3.          Closing; Closing Deliveries.

(a)           Closing Date.  The consummation of the Merger (the “Closing”) shall take place at a closing to occur at the offices of Pepper Hamilton LLP, 600 Fourteenth Street, N.W., Washington, D.C. 20005, on such date and at a time to be agreed upon by Parent, BV Sub, Merger Sub and the Company, which date shall be no later than the fifth  (5th ) Business Day after the satisfaction or waiver (to the extent permitted by this Agreement and Applicable Law) of the last to be satisfied or waived of the conditions set forth in Article VII other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver, to the extent permitted by this Agreement and Applicable Law, of such conditions); provided that the Closing shall occur no earlier than December 15, 2006 and provided, further that if by December 22, 2006 all conditions to Closing set forth in Article VII have not been met or waived (to the extent that any such condition may be waived under this Agreement and Applicable Law, and other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver, to the extent permitted by this Agreement and Applicable Law, of such conditions), then the Closing shall be no earlier than January 2, 2007, or at such other location, date and time as Parent, BV Sub, Merger Sub and the Company shall mutually agree upon in writing, with the date upon which the Closing shall actually occur pursuant hereto being referred to in this Agreement as the “Closing Date.”

(b)           Closing Obligations and Deliveries — the Company.  At the Closing, the Company shall:

(i)            deliver to Parent and BV Sub a certificate, duly executed by the Chief Executive Officer and Chief Operating Officer of the Company, dated the Closing Date and in form and substance reasonably satisfactory to Parent and BV Sub, certifying that the conditions specified in Section 7.2(a) and 7.2(b) have been fulfilled;

(ii)           deliver, or cause to be delivered to Parent and BV Sub, the Indemnity Escrow Agreement, duly executed by the Company and the Representative;

(iii)          deliver to Parent and BV Sub a certificate, duly executed by the corporate secretary of the Company, dated the Closing Date, to the effect that: (A) the Company Charter Documents attached to such certificate are true, correct and complete, and were in full force and effect in the form as attached to such certificate on the date of this Agreement and on the Closing Date, (B) each of the Consenting Stockholders is the holder of record of the shares of capital stock of the Company to which each such Consenting Stockholder’s written consent relates, (C) the number of shares and class or series of shares of capital stock of the Company to which the written consent of each Consenting Stockholder relates correctly represent the number of shares and class or series of shares of capital stock of the Company held of record by such Consenting Stockholder, (D) the Final Merger Allocation Schedule accurately represents the amounts payable to each holder of capital stock or other securities of the Company based upon the rights and privileges of the shares of capital stock or other securities held by such holder as reflected in the Company Charter Documents and other instruments or agreements defining the rights of holders of securities of the Company, and (E) the officers of the Company executing this Agreement and the other documents delivered in connection with the transactions contemplated by this Agreement to be executed and delivered by the Company are incumbent officers and the signatures on the Agreement and such documents are their genuine signatures;

(iv)          deliver, or cause to be delivered to Parent and BV Sub, Stockholder Support Agreements executed by Stockholders following the date of this Agreement, pursuant to Section 6.7 and Section 7.2(k);

(v)           deliver, or cause to be delivered to Parent and BV Sub, the Sale Bonus Holdback Agreements and the Non-Competition Agreements executed by each of Shane Green, Edin Saracevic, Doug Wheeler and Tarik Kurspahic following the date of this Agreement;

(vi)          deliver to Parent and BV Sub evidence that the amounts identified in Schedule 2.3(b)(vi) hereto payable by the Company to Shane Green, Edin Saracevic, Doug Wheeler and Tarik Kurspahic, subject to the amounts to be withheld and placed into separate escrow accounts and withheld for the payment of applicable taxes, as described on such Schedule 2.3(b)(vi) and in the Sale Bonus Holdback Agreements (the “Sale Bonus Payments”), have been paid and that the withheld amounts have been placed into escrow and/or withheld for the payment of applicable taxes, as applicable;

(vii)         deliver to Parent and BV Sub evidence that the amounts identified in Schedule 2.3(b)(vii) hereto payable by the Company to the persons identified therein (the “Employee Bonuses”), subject to the amounts to be withheld for the payment of applicable taxes, have been paid and that the withheld amounts have been withheld for the payment of applicable taxes;

(viii)        deliver, or cause to be delivered to Parent and BV Sub, all of the other certificates, resignations, agreements and releases and other documents and instruments set forth in Article VII.

(c)           Closing Obligations and Deliveries - Parent and BV Sub.  At the Closing, Parent and BV Sub shall:

(i)            deliver to the Company a certificate, duly executed by authorized executive officers of Parent, BV Sub and Merger Sub, dated the Closing Date and in form and substance reasonably satisfactory to the Company, certifying that the conditions specified in Section 7.3(a) and 7.3(b) have been fulfilled;

(ii)           deliver to the Company the Indemnity Escrow Agreement, duly executed by Parent and BV Sub;

(iii)          pay or cause to be paid the amounts identified on Schedule 2.3(c)(iii) hereto (the “Closing Payoffs”), and deliver to the Company evidence that such Closing Payoffs have been made;

(iv)          deliver to the Company cash in the amount necessary to make the Sale Bonus Payments;

(v)           deliver to the Company cash in the amount necessary to make the Employee Bonuses;

(vi)          deliver from BV Sub to the Exchange Agent an amount in cash (the “Closing Payment”) equal to (A) the Purchase Price plus the amount of the Estimated Working Capital Excess (if any) minus (B) the sum of (1) the Closing Payoffs, (2) the Sale Bonus Payments, (3) the Employee Bonuses, (4) the Estimated Working Capital Deficit (if any), (5) the initial Indemnity Escrow Amount, (6) the Representative Fee, and (7) the Representative Expense Reserve, for payment to the Participating Stockholders upon the terms and subject to the conditions of this Article II;

(vii)         deliver from BV Sub to the Escrow Agent the Indemnity Escrow Amount, to be held in the Indemnity Escrow Account, and distributed upon the terms and subject to the conditions of the Indemnity Escrow Agreement and this Agreement, the initial Indemnity Escrow Amount;

(viii)        deliver to the Representative (A) $25,000, on behalf of the Company and the Participating Stockholders, in payment of the Representative’s fee for acting in such capacity hereunder (the “Representative Fee”) and (B) $250,000, on behalf of the Company and the Participating Stockholders, as a reserve for its expenses as Representative hereunder (the “Representative Expense Reserve”), in each case as provided in Section 11.3(a) below; and

(ix)           deliver, or cause to be delivered to each of Shane Green, Edin Saracevic, Doug Wheeler and Tarik Kurspahic, Sale Bonus Holdback Agreements duly executed by Parent and BV Sub.

2.4.          Certificate of Incorporation and Bylaws.  The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation as of and after the Effective Time, until thereafter amended in accordance with the applicable provisions of Delaware Law, such certificate of incorporation and bylaws, and this Agreement.

2.5.          Directors and Officers.  Unless otherwise determined by Parent prior to the Effective Time, the directors and officers of Merger Sub holding office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of and after the Effective Time and shall continue as such until their respective successors are duly elected or appointed and qualified.  Notwithstanding the above, no current officer or director of the Company as of the date hereof shall be required to remain an officer and/or director of the Company as of and after the Effective Time.

2.6.          Effect on Capital Stock.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, BV Sub, Merger Sub, the Company or the holders of any shares of capital stock or other securities of the Company:

(a)           Treasury Stock.  All shares of capital stock of the Company, if any, held in the Company’s treasury shall be cancelled and cease to exist and no cash or other consideration shall be delivered in exchange therefor;

(b)           Subsidiary and Parent-Owned Stock.  All shares of capital stock of the Company, if any, held by any direct or indirect wholly-owned subsidiary of the Company shall be cancelled and cease to exist and no cash or other consideration shall be delivered in exchange therefor.  All shares of capital stock of the Company, if any, held by the Parent, BV Sub or any direct or indirect wholly-owned subsidiary of Parent or BV Sub shall be cancelled and cease to exist and no cash or other consideration shall be delivered in exchange therefor;

(c)           Merger Sub Shares.  Each outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)           Conversion of Company Securities.

(i)            For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Common Stock Merger Consideration” shall mean, in the aggregate, the portion of the Closing Payment payable to holders of Company Common Stock plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of Company Common Stock in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

“Common Option and Warrant Merger Consideration” shall mean, in the aggregate, the portion of the Closing Payment payable to holders of Company Options and Company Common Warrants (on an as if converted into Company Common Stock basis) pursuant to this Article II and/or Section 6.9 less the applicable per share exercise price under such Company Option and Company Common Warrant plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of Company Options and Company Common Warrants (on an as if converted into Company Common Stock basis) in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

“Company Series A Warrant Consideration” shall mean, in the aggregate, the portion of the Closing Payment payable to holders of Company Series A Warrants (on an as if converted to Series A Preferred Stock basis) pursuant to this Article II and/or Section 6.9 less the applicable per share exercise price under such Company Series A Warrant plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of Company Series A Warrants (on an as if converted to Series A Preferred Stock basis) in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

“Company Series B Warrant Consideration” shall mean, in the aggregate, the portion of the Closing Payment payable to holders of Company Series B Warrants (on an as if converted to Series B Preferred Stock basis) pursuant to this Article II and/or Section 6.9 less the applicable per share exercise price under such Company Series B Warrant plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of Company Series B Warrants (on an as if converted to Series B Preferred Stock basis) in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

“Merger Consideration” shall mean, in the aggregate, the Closing Payment plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of capital stock or other securities of the Company in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

“Series A Merger Consideration” shall mean, in the aggregate, the portion of the Closing Payment payable to holders of Series A Preferred Stock plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of Series A Preferred Stock in accordance with the terms of this Agreement and the Indemnity Escrow Agreement; and

“Series B Merger Consideration” shall mean, in the aggregate, the portion of the Closing Payment payable to holders of Series B Preferred Stock and Company Convertible Notes (on an as-if-converted into Series B Preferred Stock basis) pursuant to this Article II and/or Section 6.9 plus the amount (if any) distributed from the Indemnity Escrow Account and the Working Capital Excess to the holders of Company Series B Preferred Stock and Company Convertible Notes (on an as-if-converted into Series B Preferred Stock basis) in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

(ii)           Subject to the provisions of this Article II and Section 6.9 hereof, each issued and outstanding share of capital stock of the Company, and each Company Option, Company Warrant and Company Convertible Note shall be converted into the right to receive: (A) in the case of Company Common Stock, such share’s portion of the Common Stock Merger Consideration; (B) in the case of Series A Preferred Stock, such share’s portion of the Series A Merger Consideration; (C) in the case of Series B Preferred Stock and Company Convertible Notes, such share’s portion (on an as if converted to Series B Preferred Stock basis with respect to the Company Convertible Notes) of the Series B Merger Consideration; (D) in the case of Company Options, to the extent vested, and in the case of Company Common Warrants, such Company Option’s or Company Common Warrant’s portion, as applicable, of the Common Option and Warrant Merger Consideration, (E) in the case of Company Series A Warrants, such Company Series A Warrant’s portion of the Company Series A Warrant Consideration; and (F) in the case of Company Series B Warrants, such Company Series B Warrant’s portion of the Company Series B Warrant Consideration; in each case, as specified in the Final Merger Consideration Allocation Schedule.

(e)           Cancellation; Right to Merger Consideration.  Except as provided in Section 2.10 or purchased and exchanged as provided in Section 6.9, all shares of capital stock and other securities of the Company, when converted as provided in this Article II or purchased and exchanged as provided in Section 6.9, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of a certificate or other instrument evidencing such security of the Company (“Certificate”) that, immediately prior to the Effective Time represented such shares of capital stock or other security of the Company shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.8(d) or Section 6.9, as applicable, the Common Stock Merger Consideration, Series A Merger Consideration, Series B Merger Consideration, Common Option and Warrant Merger Consideration, Company Series A Warrant Consideration and Company Series B Warrant Merger Consideration, applicable to the shares or other securities represented by such Certificate.  All Merger Consideration paid in accordance with the terms of Article II and Section 6.9 shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares or other securities, and there shall be no registration of transfers on the records of the Surviving Corporation of any shares of capital stock or other securities of the Company that were outstanding immediately prior to the Effective Time.  Except as provided in Section 6.9, if, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

2.7.          Adjustments to Purchase Price.

(a)           Preliminary Closing Balance Sheet.  No later than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent and BV Sub an estimated unaudited balance sheet (the “Preliminary Closing Balance Sheet”) as of the Closing Date.  The Preliminary Closing Balance Sheet will be prepared in accordance with GAAP, and will be accompanied by a certification of each of the Company’s Chief Executive Officer and Chief Operating Officer that, the Preliminary Closing Balance Sheet presents the Company’s good faith estimate of the assets, liabilities and estimated Working Capital (the “Estimated Working Capital”), of the Company as of the Closing Date.

(b)           Preliminary Adjustment.  If the Estimated Working Capital, as calculated based upon the Preliminary Closing Balance Sheet, is less than zero dollars ($0) (the “Target Working Capital”), the Purchase Price shall be reduced on a dollar-for-dollar basis equal to the amount of the deficiency (the “Estimated Working Capital Deficit”) and if the Estimated Working Capital, as calculated based upon the Preliminary Closing Balance Sheet, is more than the Target Working Capital, the Purchase Price shall be increased on a dollar-for-dollar basis equal to the amount of the excess (the “Estimated Working Capital Excess”).  The Purchase Price shall thereafter be subject to further adjustment as provided in Section 2.7(c) and (d). For this purpose, “Working Capital” means total current assets minus total current liabilities as determined under GAAP, but excluding (i) as assets, any accounts receivable that are more than 120 days old as of the Closing Date, and (ii) as liabilities, the Indebtedness.

(c)           Closing Balance Sheet; Determination of Actual Working Capital.  As soon as possible, and in any event within thirty (30) days after the Closing Date, Peters Kearney & Associates, the Company’s accounting firm, shall prepare, and shall deliver to Parent and BV Sub and the Representative a Closing Balance Sheet (the “Closing Balance Sheet”) and a calculation of the actual Working Capital (“Accountant’s Working Capital Calculation”) of the Company as of the Closing Date, based on such Closing Balance Sheet and the definition of Working Capital included in Section 2.7(b) above.  The Closing Balance Sheet shall be prepared in accordance with GAAP.  During such thirty (30) day period, Surviving Corporation and Parent shall permit Peters Kearney & Associates access to the Company’s books and accounting records as may be reasonably required to prepare the Closing Balance Sheet.  If both Parent and the Representative do not object to the Closing Balance Sheet and Accountant’s Working Capital Calculation within thirty (30) days after receipt of, or both accept in writing, the Closing Balance Sheet and Accountant’s Working Capital Calculation during such thirty (30) day period, the Purchase Price shall be adjusted based upon the Accountant’s Working Capital Calculation, and payment made in accordance with Section 2.7(d) below.  If Parent objects to the Closing Balance Sheet and Accountant’s Working Capital Calculation, Parent shall notify the Representative in writing of such objection within thirty (30) days after Parent’s receipt thereof (such notice setting forth in reasonable detail the basis for such objection) (a “Parent Dispute Notice”).   If Representative objects to the Closing Balance Sheet and Accountant’s Working Capital Calculation, Representative shall notify Parent in writing of such objection within thirty (30) days after Parent’s receipt thereof (such notice setting forth in reasonable detail the basis for such objection) (a “Stockholder Dispute Notice”).  During such thirty (30) day period, Parent and/or Representative, as appropriate, shall be provided access to such work papers, relating to the preparation of the Closing Balance Sheet and Accountant’s Working Capital Calculation, as may be reasonably required to permit Parent and/or Representative to review in detail the manner in which the Closing Balance Sheet and Accountant’s Working Capital Calculation was prepared.  After delivery of a Parent Dispute Notice or Stockholder Dispute Notice, Parent and the Representative shall promptly negotiate in good faith with respect to the subject of the applicable Dispute Notice, and if they are unable to reach an agreement within fifteen (15) days after delivery of the applicable Dispute Notice, the dispute shall be submitted to Grant Thornton LLP or such other independent auditor agreed upon by Parent and the Representative (the “Independent Auditor”).  Parent and Representative agree to execute, if requested by the Independent Auditor, an engagement letter, on terms reasonably acceptable to Parent and the Representative, with respect to the determination to be made by the Independent Auditor.  All fees and expenses relating to the work, if any, to be performed by the Independent Auditor shall be borne by the party that does not prevail in such dispute.  Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Independent Auditor shall be borne by the party incurring such cost and expense.  The Independent Auditor shall determine only those issues still in dispute and the Independent Auditor’s determination shall be based upon, and consistent with, the terms and conditions of this Agreement.  The determination by the Independent Auditor shall be based solely on presentations with respect to such disputed items by Parent and Representative to the Independent Auditor and not on the Independent Auditor’s independent review.  Parent and Representative shall use their reasonable best efforts to make their respective presentations as promptly as practicable following submission to the Independent Auditor of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any questions or requests of the Independent Auditor.  In deciding any matter, the Independent Auditor (i) shall be bound by the provisions of this Section 2.7 and (ii) may not assign a value to any item greater than the greatest value for such item claimed by Parent or Representative or less than the smallest value for such item claimed by Parent or Representative.  The Independent Auditor will be directed to issue a final and binding decision within thirty (30) days of submission to the Independent Auditor, as to the issues of disagreement referred to in the applicable Dispute Notice and not resolved by Parent and the Representative (which submission shall be made no later than five (5) Business Days after the end of the fifteen-day period where Parent and Representative use good faith efforts to resolve the dispute among themselves).  The Closing Balance Sheet and Accountant’s Working Capital Calculation, and other items set forth therein, as so adjusted by agreement or by the Independent Auditor (if required), shall be final binding and non-appealable for all purposes hereunder; provided that such determination may be reviewed, corrected or set aside by a court of competent jurisdiction but only upon a finding that the Independent Auditor committed manifest error with respect to its determination.  The determination of the Independent Auditor shall not be deemed an award subject to review under the Federal Arbitration Act or any other statute.

(d)           The Working Capital amount determined in accordance with Section 2.7(c) (the “Actual Working Capital”) shall be used to calculate post-Closing adjustments to the Purchase Price as follows:

(i)            if the Actual Working Capital is greater than the Estimated Working Capital (the amount of such difference referred to herein as the “Working Capital Excess”), then BV Sub shall pay Representative within three (3) Business Days of the final determination of Actual Working Capital, by check or wire transfer of immediately available funds, the Working Capital Excess for distribution by the Representative to each holder of Company securities based on the proportions set forth in the Final Merger Consideration Allocation Schedule (with such percentages adjusted by the removal of any Dissenting Shares from the calculations thereof); or

(ii)           if the Actual Working Capital is less than the Estimated Working Capital (the amount of such difference referred to herein as the “Working Capital Deficit”), then BV Sub shall be entitled to indemnification with respect to the Working Capital Deficit and payment of such Working Capital Deficit shall be from the Indemnity Escrow Account.

2.8.          Exchange of Certificates; Payment.

(a)           Exchange Agent.  As soon as practicable following the date of this Agreement, Parent and BV Sub shall appoint SunTrust Bank, or such other bank or trust company reasonably satisfactory to the Company and the Representative, to act as exchange agent (the “Exchange Agent”) for the purpose of exchanging the applicable Closing Payment for shares of the capital stock or other securities of the Company in accordance with the terms of this Agreement.

(b)           BV Sub to Deposit Closing Payment and Indemnity Escrow Amount.  Prior to or on the Closing Date, BV Sub shall and Parent shall cause BV Sub to:

(i)            deposit the Closing Payment with the Exchange Agent.  The Closing Payment deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”  The Exchange Agent shall, pursuant to irrevocable instructions, deliver cash contemplated to be issued out of the Exchange Fund on the terms set forth in this Article II and Section 6.9.  The Exchange Fund may not be used for any other purpose; and

(ii)           deposit the initial Indemnity Escrow Amount with the Escrow Agent.

(c)           Merger Consideration Allocation Schedules.

(i)            Attached hereto as Exhibit C is a preliminary merger allocation schedule prepared by the Company (the “Preliminary Merger Consideration Allocation Schedule”) which sets forth the preliminary allocation of proceeds among the holders of securities of the Company.  The Preliminary Merger Consideration Allocation Schedule shall set forth (A) the name, address and tax identification number (if known) of each holder of shares of capital stock or other securities of the Company as of the date of this Agreement, (B) the number of shares (or other securities on an as if converted basis) held by such holder, (C) the portion of the Closing Payment payable to such holder in accordance with the provisions of this Agreement and of the Company Charter Documents and any other agreement, arrangement or understanding to which the Company and any holder or holders of capital stock or other securities of the Company are parties, in each case as in effect as of the date hereof, including specific identification of the Common Stock Merger Consideration, Series A Merger Consideration, Series B Merger Consideration, Company Option and Warrant Merger Consideration, Company Series A Warrant Consideration and Company Series B Warrant Consideration payable to each such holder, and (D) each such holder’s proportional interest in the Indemnity Escrow Account and the Working Capital Excess.

(ii)           At the Closing, the Company will deliver to Parent and BV Sub a schedule setting forth a final schedule (the “Final Merger Consideration Allocation Schedule”), which shall be in the same form as the Preliminary Merger Consideration Allocation Schedule, except that the information provided in the Final Merger Consideration Allocation Schedule shall be as of the Closing Date.  Upon receipt by Parent and BV Sub and acceptance and approval thereof (which will not be unreasonably withheld or delayed), the Final Merger Consideration Allocation Schedule will be appended to this Agreement as Exhibit C-1 hereto and appended as an appropriately numbered exhibit to the Exchange Agent Agreement and the Indemnity Escrow Agreement.

(iii)          The Company represents, warrants and agrees that (A) the allocations set forth in the Preliminary Merger Consideration Allocation Schedule and the Final Merger Consideration Allocation Schedule comply with and do not violate any provision of the Company Charter Documents and any other agreement, arrangement or understanding to which the Company and any holder or holders of capital stock or other securities of the Company are parties, in each case as in effect as of the Closing Date, (B) the allocations set forth on such Schedules as well as the Merger Consideration payable to the holders of capital stock or other securities of the Company as reflected therein will be subject to adjustment in accordance with the provisions of this Agreement and (C) the Final Merger Consideration Allocation Schedule will be used by Parent, BV Sub, the Exchange Agent, the Escrow Agent and the Representative for all purposes of determining (1) the amounts to which any holder of capital stock or other securities of the Company is entitled with respect to payments made from the Closing Payment, (2) distributions, if any, from the Indemnity Escrow Account, or otherwise (including distributions of any Working Capital Excess), and (3) proportional liability of a Participating Stockholder pursuant to Section 9.3(e) relating to indemnification obligations of Company Excepted Claims in excess of the Indemnity Escrow Amount, and each of Parent, BV Sub, the Exchange Agent, the Escrow Agent and the Representative shall be entitled to assume the accuracy of the Final Merger Consideration Allocation Schedule at and after the Closing.

(d)           Exchange Procedures.  Promptly following the date hereof, the Company shall mail to each holder of record (as of the date hereof) of a Certificate or Certificates, which immediately prior to the Effective Time represents outstanding shares of capital stock or other securities of the Company, whose shares or other securities will be converted into the right to receive a portion of the Merger Consideration pursuant to this Article II, at the Effective Time: (i) a letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Company prior to the Effective Time (who shall deliver such Certificates to the Exchange Agent), or the Exchange Agent after the Effective Time, and shall be in such form and have such other provisions as Parent and BV Sub may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Closing Payment payable with respect to the shares represented by such Certificates.  Upon surrender of a Certificate or Certificates for cancellation to the Company prior to the Effective Time (who shall deliver such Certificates to the Exchange Agent), or the Exchange Agent after the Effective Time or to such other agent or agents as may be appointed by Parent and BV Sub, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (each a “Participating Stockholder”), subject to Section 2.8(f), shall be entitled to receive upon the Effective Time in exchange therefor the portion of the Closing Payment applicable to the shares of capital stock or other securities of the Company represented by such Certificate as indicated in the Final Merger Consideration Allocation Schedule, and upon the Effective Time the Certificate so surrendered shall forthwith be cancelled.  Until so surrendered, outstanding Certificates (except those representing Dissenting Shares) will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the Merger Consideration into which such shares of the capital stock or other securities of the Company shall have been so converted.  Notwithstanding the provisions of this Section 2.8(d), holders of Company Warrants and Company Convertible Notes who have such securities purchased by BV Sub pursuant to Section

6.9 and holders of Company Options who receive their proportionate share of the Merger Consideration in exchange for such Company Options in accordance with Section 2.11 and Section 6.9 shall comply with the applicable terms thereof and pursuant thereto shall become Participating Stockholders.

(e)           Payments to Persons Other than a Registered Holder.  If any portion of the payments due to holders of capital stock or other securities of the Company pursuant to this Article II and/or Section 6.9 is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent and BV Sub (or the Exchange Agent or any other agent designated by Parent and BV Sub) that such transfer or other Taxes have been paid or are otherwise not payable.

(f)            Required Withholding.  Each of the Exchange Agent, Parent, BV Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of capital stock or other securities of the Company such amounts as may be required to be deducted or withheld therefrom under Applicable Law.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g)           No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, BV Sub, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of capital stock or other securities of the Company for any amount properly paid to a public official pursuant to any Applicable Laws.

2.9.          Escrow.

(a)           Establishment of Escrow.  At or prior to the Closing, Parent, BV Sub, the Company, the Representative and the Escrow Agent shall enter into the Indemnity Escrow Agreement, and, at Closing, BV Sub shall deposit the initial Indemnity Escrow Amount into the Indemnity Escrow Account to be maintained by the Escrow Agent in accordance with the terms of this Agreement and the Indemnity Escrow Agreement.  The Indemnity Escrow Amount shall be available to compensate Parent, BV Sub and the other Parent Indemnified Parties for Losses pursuant to the indemnification obligations of the Participating Stockholders pursuant to Article IX hereof, for adjustments to the Purchase Price pursuant to Section 2.7 and payments of the Dissenting Shares Reduction Amount pursuant to Section 2.10, all as finally determined under this Agreement and the Indemnity Escrow Agreement.

(b)           Disbursements from Indemnity Escrow Account to Parent, BV Sub and Parent Indemnified Parties.  Parent, BV Sub and the Representative shall instruct the Escrow Agent to make disbursements to Parent, BV Sub and/or other Parent Indemnified Parties in accordance with this Agreement and the Indemnity Escrow Agreement.  If, at any time, the remaining Indemnity Escrow Amount held in the Indemnity Escrow Account is insufficient to satisfy a claim or claims for indemnification, Parent, BV Sub and the Representative shall instruct the Escrow Agent to make disbursements in payment of such claims up to the Indemnity Escrow Amount then remaining and the Parent Indemnified Parties may proceed against the Participating Stockholders only to the extent permitted by Section 9.3(e).

(c)           Termination of Escrow Agreement; Distributions to Stockholders.  Within three (3) Business Days following the Company Survival Date, the Escrow Agent shall distribute the remaining Indemnity Escrow Amount to the Participating Stockholders and Managers, with such distributions to be made to each holder and Manager based on the proportions set forth in the Final Merger Consideration Allocation Schedule (with such percentages adjusted by the removal of any Dissenting Shares from the calculations thereof); provided, however, that if at the time of any such distribution there remain outstanding and unresolved any timely asserted claims for Losses by any Parent Indemnified Party pursuant to Article IX hereof (“Claimed Losses”), the Escrow Agreement (including the Indemnity Escrow Account) shall continue and the Escrow Agent shall hold back from such distribution an amount equal to the Claimed Losses until such outstanding claims for Losses have been fully paid or finally determined to require no payment pursuant to the terms and conditions of this Agreement and the Indemnity Escrow Agreement.  In addition, on the first anniversary of the Closing Date, the Escrow Agent shall distribute forty percent (40%) of the income on the Indemnity Escrow Amount to the Participating Stockholders and the Managers, with such distributions to be made to each holder and Manager based on the proportions set forth in the Final Merger Consideration Allocation Schedule (with such percentages adjusted by the removal of any Dissenting Shares from the calculations thereof).

2.10.        Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any shares of capital stock of the Company issued and outstanding immediately prior to the Effective Time, and held by a holder who has not voted in favor of, or consented in writing to, the Merger and who has exercised and perfected appraisal rights for such shares in accordance with and complied in all respects with Section 262 of the DGCL (a “Dissenting Stockholder” and the shares held by such Dissenting Stockholder, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in this Article II, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal under applicable Delaware Law.  At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist and the Dissenting Stockholder or Dissenting Stockholders shall be entitled only to such rights as may be granted to such Dissenting Stockholder or Dissenting Stockholders under Section 262 of the DGCL.  All Dissenting Shares held by Dissenting Stockholder or Dissenting Stockholders who have failed to perfect or who effectively shall have withdrawn or lost the right to appraisal under Delaware Law shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive the portion of the Merger Consideration applicable to such shares in accordance with this Agreement, without any interest thereon.  The Company shall provide Parent and BV Sub (a) prompt written notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served under applicable Delaware Law, and (b) the opportunity to participate in negotiations, proceedings or settlements with respect to demands for appraisal under applicable Delaware Law, provided that all such negotiations, proceedings and settlements shall be led by (i) the Company and Representative prior to the Effective Time and (ii) the Representative, after the Effective Time.  Neither the Company nor the Representative shall voluntarily make any payment with respect to any appraisal demands for appraisal and shall not, except with Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), settle or offer to settle any such demands.  If, as a result of any settlement or a determination made pursuant to Section 262 of the DGCL, any Dissenting Stockholder is paid or is entitled to receive as payment for such Dissenting Stockholder’s shares an amount in excess of the portion of the Merger Consideration payable with respect to such shares pursuant to this Article II (the aggregate of such excess payments with respect to all Dissenting Shares is referred to as the “Dissenting Shares Reduction Amount”), then the Company and the Representative shall provide joint written instruction to the Escrow Agent to deliver from the Indemnity Escrow Account to BV Sub an amount equal to the Dissenting Shares Reduction Amount.

2.11.        Effect on Options, Warrants and Convertible Notes.  At the Effective Time (i) each Company Option then outstanding under any of the Company Stock Option Plans or otherwise shall be cancelled and be of no further effect and to the extent vested shall be converted into the right to receive a portion of the Merger Consideration as set forth in Section 2.6 above, (ii) each Company Warrant then outstanding shall be cancelled and be of no further effect and shall be converted into the right to receive a portion of the Merger Consideration as set forth in Section 2.6 above, other than those purchased by BV Sub in accordance with Section 6.9(b), (iii) each Company Convertible Note shall be cancelled and be of no further effect and shall be converted into the right to receive a portion of the Merger Consideration as set forth in Section 2.6 above, other than those purchased by BV Sub in accordance with Section 6.9(c), and prior to the Closing Date, the Company shall take all action necessary to cause all outstanding Company Options, Company Warrants and Company Convertible Notes to be exercised or cancelled in accordance with this Section 2.11 and Section 6.9, as applicable (with any such cancellation effective as of Closing), including the adoption of amendments to the Company Stock Option Plans, the stock option agreements pertaining to any outstanding Company Options, the Company Warrants, and Company Convertible Notes and/or the obtaining of acknowledgments and releases from the holders of such Company Options, Company Warrants, and Company Convertible Notes as may be requested by Parent and BV Sub to facilitate the foregoing, all such action to be taken by the Company in compliance with Applicable Law.

2.12.        Lost, Stolen or Destroyed Share Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a satisfactory affidavit of that fact by the holder thereof, the Merger Consideration applicable to the shares represented by such Certificates;  provided, however, that Parent and BV Sub may, in their discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, BV Sub, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13.        Further Action.  At and after the Effective Time, the officers and directors of Parent, BV Sub and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, BV Sub and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company and Merger Sub, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving

Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.14.        Stockholder Support Agreement.  Immediately following the execution and delivery of this Agreement by the Company pursuant to the resolutions of the Board of Directors of the Company, each of the Consenting Stockholders will execute and deliver to Parent and BV Sub the Stockholder Support Agreement in the form attached hereto as Exhibit A.  Pursuant to the Stockholder Support Agreement and the written consent included therewith (which consent shall also be delivered to the Company simultaneously with the delivery of the Stockholder Support Agreement to Parent and BV Sub), each of the Consenting Stockholders will have, among other things, consented to the adoption and approval of this Agreement and the approval of the Merger.

2.15.        Waiver of Right of First Refusal.  At the time of execution of this Agreement, the Company has delivered to Parent and BV Sub the executed waiver by Gannett Satellite Information Network, Inc. of its right of first refusal with respect to the purchase of the Company.

2.16.        Agreements Regarding Sale Bonuses.  At or prior to Closing, each of Shane Green, Edin Saracevic, Doug Wheeler and Tarik Kurspahic (each a “Manager”) shall have delivered to Parent and BV Sub an executed Sale Bonus Holdback Agreement, in the form attached hereto as Exhibit D (the “Sale Bonus Holdback Agreement”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent, BV Sub and Merger Sub, subject to the exceptions specifically disclosed in the disclosure letter (referencing the appropriate section or subsection of this Agreement, as applicable) supplied by the Company to Parent and BV Sub dated as of the date hereof and certified by a duly authorized executive officer of the Company (the “Company Disclosure Letter”), as follows in this Article III.  These representations and warranties, and the information in the Company Disclosure Letter, are current as of the date of this Agreement and as of the Closing Date except to the extent that a representation, warranty or information in the Company Disclosure Letter expressly states that such representation or warranty, or information in the Company Disclosure Letter, as applicable, is current only as of an earlier date or as of the date of this Agreement.

3.1.          Organization.

(a)           Organization; Good Standing; Power and Authority.  The Company is a corporation duly organized, validly existing and in good standing under Delaware Law with full corporate power and authority to conduct its business as it is currently being conducted and to own or lease, as applicable, its assets.  The Company is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(b)           Charter Documents.  The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation, including all certificates of designation thereto (the “Company Charter”), and bylaws of the Company (the “Company Bylaws”), each as amended and or restated to date (collectively, the “Company Charter Documents”).

(c)           Subsidiaries.  The Company currently has no and never has had subsidiaries and does not own or control, directly or indirectly, any equity, participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust, or other business association.

3.2.          Capitalization.

(a)           Capital Stock.  The authorized capital stock of Company consists of: (i) 36,000,000 shares of Company Common Stock and (ii) 17,666,667 shares of Company Preferred Stock, 11,000,000 of which are designated as Series A Preferred Stock and 6,666,667 of which are designated as Series B Preferred Stock.  At the close of business on December 1, 2006:  (i) 9,988,081 shares of Company Common Stock were issued and outstanding, (ii) 8,047,153 shares of Series A Preferred Stock were issued and outstanding and (iii) 6,666,667 shares of Series B Preferred Stock were issued and outstanding.  All outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with federal and state securities laws and are not subject to preemptive rights created by statute, the Company Charter Documents, or any agreement to which the Company is a party or by which it is bound.

(b)           Company Options and Warrants.  As of the close of business on December 1, 2006: (i) 1,397,970 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options granted under the Company’s 2000 Equity Incentive Plan (the “Company Stock Option Plan”) or otherwise, (ii) 5,365,570 shares of Company Common Stock, 1,685,025 shares of Series A Preferred Stock and 424,531 shares of Series B Preferred Stock are issuable pursuant to outstanding Company Warrants, and (iii) 1,698,113 shares of Series B Preferred Stock are issuable pursuant to outstanding Company Convertible Notes.  Section 3.2(b) of the Company Disclosure Letter sets forth (A) a list of each outstanding Company Option, Company Warrant and Company Convertible Notes, (B) the name of the holder of each Company Option, Company Warrant and Company Convertible Note, (C) the number of shares of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock subject to each Company Option, Company Warrant and Company Convertible Note, (D) the exercise price, or conversion price, of each Company Option, Company Warrant and Company Convertible Note, (E) the date of grant or issue for each Company Option, Company Warrant and Company Convertible Note, (F) the applicable vesting schedule, if any, and the extent to which each Company Option and Warrant is vested and exercisable as of the date hereof, (G) details regarding the acceleration of vesting, if any, and (H) the date on which each Company Option and Company Warrant expires.  All shares of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock subject to issuance pursuant to the exercise of

Company Options, Company Warrants and Company Convertible Notes, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.  There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option or Company Warrant as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events).  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.  Copies of the Company’s capitalization table and stock ledger as of the date hereof are attached to Section 3.2(a) of the Company Disclosure Letter.

(c)           Other Securities.  Except as described in this Section 3.2 or in Section 3.2(c) of the Company Disclosure Letter, as of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company is a party or by which any of them is bound obligating the Company to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, or other voting securities of the Company, or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.  The Company is not now and has never been in violation of any provisions granting holders of Company securities preemptive, purchase or similar rights in any of the agreements listed in Section 3.2(c) of the Company Disclosure Letter.  There are no outstanding Contracts of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company.  Other than as described in Section 3.2(c) of the Company Disclosure Schedule, or the Stockholder Support Agreements entered in connection with this Agreement by each Consenting Stockholder, the Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company nor are there any irrevocable proxies, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company.

3.3.          Authority; No Conflict; Necessary Consents.

(a)           Authority.  The Company has all requisite power and authority to enter into this Agreement and to consummate the Merger and the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to Delaware law.  This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by Parent, BV Sub and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by Applicable Law.

(b)           No Conflict.  The execution and delivery by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of the Company Charter Documents, (ii) conflict with or violate any Applicable Law, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company pursuant to, any Company Material Contract except, in the case of each of the preceding clauses (i), (ii) and (iii) for any conflict, violation, beach, default, impairment, alteration, giving of rights or Lien which would not reasonably be expected to result in a Company Material Adverse Effect or materially and adversely affect the ability of the Company to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such conflict, violation, beach, default, impairment, alteration, giving of rights or Lien.

(c)           Necessary Consents.  No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Authority”) or any other Person is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business (the “Necessary Governmental Consents”) and (ii) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not be material to the Company or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, waiver, approval, order, authorization, registration, declaration or filing.  Section 3.3(c) of the Company Disclosure Letter provides a list of all Persons, other than Governmental Authorities, whose consent is required to be obtained by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby and thereby.

3.4.          Financial Statements.  The Company has delivered to Parent true and correct copies of the Company’s unaudited balance sheets as of December 31, 2005, 2004 and 2003 and unaudited statements of operations, cash flows and stockholders’ equity of the Company for the year ended December 31, 2005, 2004 and 2003 (the “Financials”) and the unaudited balance sheet of the Company as of September 30, 2006 (the “Company Balance Sheet”) and unaudited statements of operation, cash flows and stockholders’ equity for the nine-month period then ended (the “Interim Financials,” and together with the Financials, collectively, the “Company Financials”). The Company Financials were prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis (“GAAP”) (except as may be otherwise specified in such Company Financials or the notes thereto), and present fairly and accurately the financial condition and operating results of the Company as of the dates and for the periods indicated therein in all material respects, and are consistent with the books and records of the Company, subject, in the case of Interim Financials, to year-end audit adjustments and the absence of notes.   Except as set forth in the Company Financials or any notes thereto, the Company has (i) no liabilities, contingent or otherwise, other than (A) liabilities incurred  in the ordinary  course of business  subsequent to  any such Company Financials, (B) obligations incurred in the ordinary course of business and not required under GAAP to be reflected in the Company Financials, and (C) expenses in connection with the negotiation and consummation of the transactions contemplated hereby which, in all cases, individually or in the aggregate, are not material to the financial condition or operating results of the Company and (ii) no Indebtedness.  The Company is not a party to any off-balance sheet transactions that could have a current or future effect upon the Company’s financial condition, cash flows or results of operations. The Company maintains a system of accounting established and administered in accordance with GAAP.

3.5.          Absence of Certain Changes or Events.  From January 1, 2006 through the date of this Agreement, there has not been, accrued or arisen:

(a)           any Company Material Adverse Effect;

(b)           any acquisition by the Company of, or agreement by the Company to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities;

(c)           any Contract, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

(d)           any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities;

(e)           any split, combination or reclassification of any of the Company’s capital stock;

(f)            any granting by the Company, whether orally or in writing, of any increase in compensation or fringe benefits or any payment by the Company of any bonus or any change by the Company of severance, termination or bonus policies and practices or any entry by the Company into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (either alone or upon the occurrence of additional or subsequent events);

(g)           any amendment, termination or consent with respect to any Company Material Contract required to be disclosed in Section 3.17(b) of the Company Disclosure Letter;

(h)           any material change by the Company in its accounting methods (including Tax accounting), principles or practices, except as required by concurrent changes in GAAP;

(i)            any debt, capital lease or other debt or equity financing transaction by the Company or entry into any agreement by the Company in connection with any such transaction, except for capital lease and receivables financings entered into in the ordinary course of business consistent with past practices which are not individually or in the aggregate material to the Company;

(j)            any sale, lease, mortgage, pledge, license, encumbrance or other disposition of any properties or assets except the sale, lease, mortgage, pledge license, encumbrance or disposition of property or assets which are not material, individually or in the aggregate to the business of the Company other than Company Intellectual Property licenses included in the Company’s form customer agreements entered into in the ordinary course for the purchase of Company Products;

(k)           any purchases of fixed assets, spares or other long-term assets other than in the ordinary course of business and in a manner consistent with past practices;

(l)            any revaluation, or any indication that such a revaluation was merited under GAAP, by the Company of any of its assets, including, writing down the value of capitalized inventory, spares, long term or short-term investments, fixed assets, goodwill, intangible assets, deferred tax assets, or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices;

(m)          any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any assets that, individually or in the aggregate, are material to the Company;

(n)           any sale, assignment or transfer of any of the Company Intellectual Property other than Company Intellectual Property licenses included in the Company’s form customer agreements entered into in the ordinary course for the purchase of Company Products;

(o)           receipt of notice that there has been a loss of, or order cancellation or reduction by, any customer of the Company that has or would result in a Company Material Adverse Effect;

(p)           any loans or guarantees made by the Company to or for the benefit of its employees, stockholders, officers or directors or any members of their immediate families, other than travel advances made in the ordinary course of its business;

(q)           any agreement, settlement, compromise or election made with respect to Taxes; or

(r)            any agreement or commitment by the Company to do any of the things described in this Section 3.5(a)-(q).

3.6.          Taxes.

(a)           For purposes of this Agreement:

(i)            “Relevant Group” means any affiliated, combined, consolidated, unitary or similar group of which the Company is or was a member.

(ii)           “Tax” or “Taxes” means all federal, state, local or foreign, net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, or other taxes, assessments, customs, duties, fees, levies, or other governmental charges in the nature of a tax, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

(iii)          “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(iv)          “Transfer Taxes” means sales, use, transfer, real property transfer, recording, documentary, stamp, registration, stock transfer, and other similar taxes and fees (including any penalties and interest).

(b)           All Tax Returns required to have been filed by or with respect to the Company or a Relevant Group have been duly and timely filed, and each such Tax Return is true and accurate and correctly and completely reflects, in all material respects, liability for Taxes and all other information required to be reported thereon.  All Taxes owed by the Company or a Relevant Group (whether or not shown on any Tax Return) for all taxable periods through and including the Closing Date have been timely paid.  The Company has adequately provided for liabilities for all material unpaid Taxes for all taxable periods through and including the Closing Date in the Company Financials, which liabilities represent current Taxes not yet due and payable as of the Closing Date.

(c)           There is no action, audit, dispute or claim now pending, or to the Company’s Knowledge, threatened against, or with respect to, the Company, or any matters under discussion with any Governmental Authority in respect of any Taxes.  The Company is not the beneficiary of any extension of time within which to file any Tax Return, nor has it made (or had made on its behalf) any requests for such extensions.  No claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction or that the Company must file Tax Returns in that jurisdiction.  There are no Liens on any of the capital or assets of the Company with respect to Taxes.

(d)           The Company has not elected under the Code to be treated as an S Corporation.

(e)           With respect to all taxable periods through and including the Closing Date, the Company has withheld and timely paid all Taxes required to have been withheld and paid, and has collected and remitted all Taxes (including all sales and use Taxes), required to be collected and remitted, and has complied with all information reporting and backup withholding requirements.

(f)            Section 3.6 of the Company Disclosure Letter: (i) lists all federal, state, local, and foreign Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2001, (ii) indicates those Tax Returns that have been audited, and (iii) indicates those Tax Returns that currently are the subject of audit.  The Company has delivered or made available to Parent correct and complete copies of all federal Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by to the Company since January 1, 2001.  The Company has not waived (and is not subject to a waiver of) any statute of limitations in respect of Taxes and has not agreed to (and is not subject to) any extension of time with respect to a Tax assessment or deficiency.

(g)           The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h)           The Company has not agreed to nor is it required to make by reason of a change in accounting method or otherwise, nor could it be required to make by reason of a proposed change in accounting method or otherwise, any adjustment under Section 481(a) of the Code which would have a binding effect on the Company for any taxable period (or portion thereof) ending after the Closing Date.  The Company has not been the “distributing corporation” or the “controlled corporation” with respect to a transaction described in Section 355 of the Code.  The Company has not received (and is not subject to) any ruling from any taxing authority and has not entered into (and is not subject to) any agreement with a taxing authority which would have a binding effect on the Company for any taxable period (or portion thereof) ending after the Closing Date.  The Company has not engaged in a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(i)            The Company is not a party to any Tax allocation or sharing agreement (excluding, for this purpose, any agreements the primary purpose of which is not the allocation or sharing of Tax liabilities and in which such provisions related to Taxes are typical of such arrangements).  The Company has no liability for the Taxes of any Person, other than under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign law) with respect to any Relevant Group of which the Company currently is a member, (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign law), or (iv) otherwise.  The Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes.

(j)            The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(k)           The Company makes no representation or warranty on the ability of the Company, Parent or their Affiliates to use the Company’s net operating losses after the Effective Time.

(l)            The Company and any Relevant Group have complied with all transfer pricing laws, rules, regulations and interpretations thereof by Governmental Authorities including Section 482 of the Code.

3.7.          Title to Properties.

(a)           Owned and Leased Properties.  The Company has never owned any real property.  Section 3.7(a) of the Company Disclosure Letter sets forth a separate list of all real property currently leased, licensed or subleased by the Company or otherwise used or occupied by the Company (the “Real Property”), the name of the lessor, licensor, sublessor, master lessor and/or lessee and the date of the lease, license, sublease or other occupancy right and each amendment thereto.  All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company, or, to the Company’s Knowledge, by any other party thereto.  The Company currently occupies all of the Real Property for the operation of its business.  No parties other than the Company have a right to occupy any material Real Property, except for subleases described in the Company Disclosure Letter pursuant to which third parties have the right to occupy Real Property.  The Real Property and the physical assets of the Company are, in all material respects, in good condition and repair and regularly maintained in accordance with standard industry practices and, to the Company’s Knowledge, the Real Property is in compliance, in all materials respects, with Applicable Laws.  The Company has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no material continuing liability with respect to such terminated real property leases.

(b)           Lease Documents.  The Company has provided Parent true, correct and complete copies of all current leases, lease guaranties, agreements for the leasing, use or occupancy of, or otherwise granting to the Company a right to occupy the Real Property, including all amendments, terminations and modifications thereof (the “Lease Documents”); and there are no other Lease Documents affecting the Real Property or to which the Company is bound, other than those identified in Section 3.7(a) of the Company Disclosure Letter.

(c)           Title.  The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except (i) as reflected in the Company Balance Sheet, (ii) Liens for Taxes not yet due and

payable or delinquent or being contested in good faith by appropriate proceedings for which reserves have been established in accordance with GAAP, (iii) Liens imposed by Applicable Law, such as carrier’s, warehousemen’s and mechanic liens and other similar Liens, which arise in the ordinary course of business with respect to obligations not yet due, and (iv) easements, covenants, conditions and restrictions and such other imperfections of title and encumbrances, if any, which do not in any material respect detract from the value or interfere with the present use of the property subject thereto or affected thereby.  The rights, properties and assets presently owned, leased or licensed by the Company include all rights, properties and assets necessary to permit the Company to conduct its business in all material respects in the same manner as its business has been conducted prior to the date hereof.

3.8.          Intellectual Property.

(a)           Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned by, or licensed to, the Company.

“Company Products” shall mean all products and services that have been developed by or on behalf of the Company and/or are owned, made, provided, distributed, imported, sold or licensed to third Persons by or on behalf of the Company.

“Company Registered Intellectual Property” shall mean the applications, registrations and filings for Intellectual Property Rights that are owned by the Company or that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority by or in the name of the Company.

“Intellectual Property” shall mean any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, and records, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) proprietary databases, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) proprietary tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, maskworks, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any medium.

“Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, (iii) the protection of trade and industrial secrets and confidential information (“Trade Secrets”), (iv) trademarks, trade names and service marks, (vi) divisions, continuations, renewals, reissuances, extensions and any foreign equivalents of the foregoing (as applicable) and (vii) analogous rights to those set forth above, including the right to enforce and recover remedies for infringement or misappropriation of any of the foregoing.

“Shrink-Wrapped Code” means (a) generally commercially available binary code (other than development tools and development environments) where available for a cost of not more than U.S. $20,000 for a perpetual license for a single user or work station (or $150,000 in the aggregate for all users and work stations), and (b) generally commercially available software programs that are not Company Products and are used internally by the Company in the ordinary course of business.

“Source Code” shall mean computer software and code, in form other than object code form, including, to the extent currently prepared and in existence, any related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(b)           No Default/No Conflict.  All unexpired written Contracts relating to either (i) Company Intellectual Property, or (ii) Intellectual Property or Intellectual Property Rights of a third Person licensed to the Company, are valid and in full force and effect, and enforceable in accordance with their terms, assuming due execution by the other parties thereto, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by Applicable Law.  The consummation of the transactions contemplated by this Agreement will neither violate nor by their terms result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, such Contracts, subject to obtaining any consents and approvals as are set forth in Section 3.8(b) of the Company Disclosure Letter.  The Company is in material compliance with, and has not materially breached any term of any such Contracts or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material default under the provisions of any such Contract and, to the Knowledge of the Company, all other parties to such Contracts are in compliance with, and have not materially breached any term of, such Contracts.  Following the Closing Date, and subject to obtaining any consents and approvals as are set forth in  Section 3.8(b) of the Company Disclosure Letter, the Surviving Corporation will be permitted to exercise all of the Company’s rights under such Contracts to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay.

(c)           No Infringement.  To the Knowledge of the Company, the operation of the business of the Company as it is currently conducted, including the design, development, use, import, branding, advertising, promotion, marketing, licensing, manufacture and sale of any Company Product, has not and does not infringe or misappropriate any Intellectual Property Rights of any third Person, or constitute unfair competition or trade practices under the laws of any jurisdiction.

(d)           Notice.  The Company has not received notice, written or otherwise, from any third Person claiming that any Company Product or the operation of the business of the Company infringes or misappropriates any Intellectual Property Rights of any third Person or constitutes unfair competition or trade practices under the laws of any jurisdiction. The Company has not received notice, written or otherwise, from any third Person challenging the complete and exclusive ownership of or right to use the Company Intellectual Property, or suggesting that any third Person has any claim of legal or beneficial ownership with respect thereto.  The Company has not received any notice, written or otherwise, challenging, terminating, amending or affecting the interest of the Company, in the Company Intellectual Property.

(e)           Transaction. Neither this Agreement nor the transactions contemplated by this Agreement, including any assignment to Merger Sub by operation of law as a result of the Merger of any material written contracts or agreements to which the Company is a party, will result in Parent, any of its subsidiaries or the Surviving Corporation being obligated under such written contracts or agreements to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, the Company or any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, subject to obtaining any consents and approvals required to be obtained in connection with any such written contracts and agreements.

(f)            Intellectual Property.  The Company has taken commercially reasonable steps to maintain and protect the Company Intellectual Property.  Without limiting the foregoing, the Company has implemented a policy requiring each current and former employee, consultant and contractor who develops Company Intellectual Property for the Company to execute agreements to keep the Company’s confidential information confidential and to assign to the Company all right, title and interest in and to, or otherwise provide Company the right to use, all of the Company Intellectual Property and all current and former employees, consultants and contractors of the Company that have created any material Company Intellectual Property owned by the Company have executed such agreements and either: (i) is a party to a “work made for hire” agreement or arrangement under which the Company is deemed to be the original owner/author of all right, title and interest in the Company Intellectual Property; or (ii) has executed a valid, enforceable and irrevocable assignment of or a valid and enforceable agreement to irrevocably assign in favor of the Company all right, title and interest in the Company Intellectual Property, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by Applicable Law.  The Company owns all right, title and interest in and to, or otherwise has the right to use, all Intellectual Property used in the Company Products, subject to the terms of any applicable Contracts set forth on Section 3.8(f) of the Company Disclosure Letter to which the Company is a party and under which the Company has been granted or provided with any rights to Intellectual Property or Intellectual Property Rights by a third party other than as has been granted or provided to the Company in the ordinary course of business consistent with past practices, free and clear of all Liens or claims of others.

(g)           Company Registered Intellectual Property.  Section 3.8(g) of the Company Disclosure Letter lists all Company Registered Intellectual Property.  To the

Knowledge of the Company, the Company is current in (A) the payment of all necessary registration, maintenance and renewal fees owing in connection with such Company Registered Intellectual Property and (B) the filing of documents that are required to be filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of obtaining and maintaining such Company Registered Intellectual Property.  Section 3.8(g) of the Company Disclosure Letter lists all actions, including the making of any payments that need to be taken with the applicable registering governmental agency within 120 days of the date hereof to maintain, renew or preserve the rights of Company in any of the Company Registered Intellectual Property.  To the Knowledge of the Company, all of the Company Registered Intellectual Property is valid and subsisting.  To the Knowledge of the Company, the Company has not taken or failed to take any action, including with respect to disclosure of information in the application for or prosecution of any Company Registered Intellectual Property that would render such Company Registered Intellectual invalid or unenforceable.  No Company Registered Intellectual Property is involved in any interference, reissue, reexamination, opposition or cancellation proceeding or any other material Legal Proceeding of any kind in the United States or in any other jurisdiction.

(h)           No Order.  The Company has not received any written notice that any Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, settlement agreement, forbearance to sue, consent, stipulation or similar obligation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(i)            Open Source.  No open source, public source or freeware software, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license or other software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict a licensee’s ability to charge for distribution of or to use software for commercial purposes (collectively “Open Source”), was incorporated into or integrated or bundled with, any Company Products by the Company.  The Company is in material compliance with all such Open Source software licenses and there are no requirements to make any Company Product available to the public.

(j)            Source Code.  The Company has not disclosed, delivered or licensed to any third Person, agreed to disclose, deliver or license to any third Person, or permitted the disclosure or delivery to any escrow agent or other third Person of, any Source Code for any Company Product that is owned by the Company (“Company Source Code”).  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any third Person acting on its behalf to any third Person of any Company Source Code.  Section 3.8(j) of the Company Disclosure Letter identifies each written Contract pursuant to which the Company has deposited, or is or may be required to deposit, Company Source Code with an escrow agent or any other Person.  The execution of this Agreement or any of the other transactions contemplated by this Agreement will not result in the release from escrow of any Company Source Code.

(k)           Licenses-In.  Other than (i) licenses to Shrink-Wrapped Code, (ii) licenses to Open Source as set forth in Section 3.8(i) of the Company Disclosure Letter and (iii) non-disclosure agreements entered into in the ordinary course of business, Section 3.8(k) of the Company Disclosure Letter lists all written Contracts that are material to the business of the Company to which the Company is a party and under which the Company has been granted or provided any rights to Intellectual Property or Intellectual Property Rights by a third party.

(l)            Supplier Agreements.  Section 3.8(l) of the Company Disclosure Letter lists all written Contracts that are material to the Company to which the Company is a party and pursuant to which Company licenses, purchases or acquires any Intellectual Property (including any parts, supplies and components) that is material to the design, manufacture or support of the Company Products.

(m)          Licenses-Out.  Section 3.8(m) of the Company Disclosure Letter lists all written contracts, licenses and agreements to which the Company is a party that have generated for the Company more than $75,000 in revenue in a fiscal year in any of the last three fiscal years and under which the Company has granted any license to the Company Intellectual Property.

(n)           Customer Information.  The Company has taken commercially reasonable steps to protect the confidentiality of customer contact information, customer correspondence and customer licensing and purchasing histories held by the Company (the “Customer Information”). To the Knowledge of the Company, the Company is in compliance, in all material respects, with all Applicable Laws, regulations and Contracts with respect to the use and disclosure of Customer Information and the consummation of the transactions contemplated by this Agreement will not violate such laws, regulations and contracts with respect to such Customer Information.

(o)           Third Person Infringement.  No third Person has been put on written notice of by Company, nor, to Company’s Knowledge, are there any facts which would indicate a likelihood that a third Person has, will be, or currently is infringing, misappropriating, diluting or otherwise misusing any of the Company Intellectual Property.

3.9.          Restrictions on Business Activities.  The Company is not a party to or bound by any Contract containing any covenant (a) limiting in any respect the right of the Company to engage in any line of business, to make use of any Company Intellectual Property or Company Product or compete with any Person in any line of business, (b) granting any exclusive distribution rights, (c) providing “most favored nations” or other preferential pricing terms for current Company Products or (d) otherwise limiting or restricting the right of the Company to sell, distribute or manufacture any Company Products or Company Intellectual Property or to purchase or otherwise obtain any software, components, parts or subassemblies.

3.10.        Governmental Authorizations.  Each material consent, license, permit, grant or other authorization (i) pursuant to which the Company currently operates or holds any interest in any of its properties or assets, or (ii) which is required for the operation of the Company’s business as currently conducted or the holding of any such interest (collectively, “Company Permits”) has been issued or granted to the Company, as the case may be.  Each Company Permit is in full force and effect.  As of the date hereof, no suspension or cancellation of any Company Permit is pending or, to the Knowledge of the Company, threatened.  The Company is in compliance in all material respects with the terms of all Company Permits.

3.11.        Litigation.  There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its properties or assets (whether real, personal or mixed, tangible or intangible).  There is no investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its properties or assets (whether real, personal or mixed, tangible or intangible) by or before any Governmental Authority.  There has not been since January 1, 2003, nor are there currently, any internal investigations or inquiries being conducted by the Company, the Company’s Board of Directors (or any committee thereof) or, to the Knowledge of the Company, any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues by the Company or any of its directors or officers in their capacities as such.

3.12.        Compliance with Laws.  The Company has neither been nor is it in violation or default in any material respect of any Applicable Law.  There is no judgment, injunction, order or decree binding upon the Company which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company in such a way as has resulted or would reasonably be expected to result in a Company Material Adverse Effect.

3.13.        Environmental Matters.  The Company has never held any material Company Permit issued under Environmental Laws (the “Environmental Permits”) and no such Environmental Permits are required with respect to the Company’s business as it has been and is now conducted.  The Company is now and for the last five years has been in material compliance with all Environmental Laws.  There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans (i) that have given rise or could reasonably be expected to give rise to any material Liabilities of the Company under any Environmental Laws or (ii) that have required or could reasonably be expected to require the Company to incur any material cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages under any Environmental Laws or to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement under Environmental Laws.  The Company has not received any written notice or other written communication: (x) that any of them is or may be a potentially responsible Person or otherwise materially liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to materially comply with any Environmental Laws or; or (iii) that any of them is requested or required by any Governmental Authority to perform any material investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other environmental matters.

3.14.        Brokers’ and Finders’ Fees. The Company has not (i) incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor (ii) entered into any indemnification agreement or arrangement with any Person in connection with this Agreement and the transactions contemplated hereby.

3.15.        Related Party Transactions.  Neither the Company nor, to the Knowledge of the Company, any director, officer or Affiliate of the Company owns, nor to the Knowledge of the Company, any immediate family member of a director, officer or Affiliate of the Company owns, directly or indirectly, any interest in any corporation or other business that engages in a business similar or competitive to the business of the Company, other than ownership of one percent (1%) or less of the outstanding equity securities of a publicly-traded company.  No stockholder, director, officer or other Affiliate of the Company, nor to the Knowledge of the Company, any immediate family member of a stockholder, director, officer or Affiliate of the Company, (a) owns any property, real or personal, or right, tangible or intangible (including Company Intellectual Property), which is used in the business of the Company, (b) owes any money to the Company or is owed money by the Company or any Affiliate, (c) is a party to any contract or other arrangement, written or oral, with the Company, other than as an at-will employee, or (d) has any direct or indirect interest in any Company Material Contract (the agreements, arrangements and relationships described in this sentence are hereinafter referred to as “Related Party Transactions”).  Section 3.15 of the Disclosure Schedule describes any Related Party Transactions.

3.16.        Employee Benefit Plans and Compensation.

(a)           Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Benefit Plan” means any Plan established by the Company, or any predecessor of the Company, to which the Company contributes or has contributed on behalf of any Employee, or under which any Employee, or any beneficiary thereof, is covered, is eligible for coverage or has benefit rights, or for which the Company has any Liability.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, as to any person, any trade or business, whether or not incorporated, which together with such person would be deemed, at any time through the Closing Date, a single employer within the meaning of Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation or holiday pay, day or dependent care, legal services, cafeteria, life, health, accident, sickness, disability, workmen’s compensation, medical, life, dental or other insurance, severance, separation or other employee benefit, fringe benefit, plan, program, trust, contract, practice, policy or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of

Section 3(3) of ERISA whether or not in the nature of formal or informal understandings and whether or not included in or described in any employment manual or handbook.

(b)           Section 3.16 of the Company Disclosure Schedule is a current, correct and complete list of all Company Benefit Plans.

(c)           All the Company Benefit Plans conform (and at all times have conformed) in all material respects to, and are being administered and operated (and have at all times been administered and operated) in material compliance with, the requirements of ERISA, the Code and all other Applicable Laws.  All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all such Company Benefit Plans have been timely filed or delivered.  There have not been any “prohibited transactions” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) involving any of the Company Benefit Plans that could subject the Company to any material penalty or tax under ERISA or the Code.

(d)           Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code has been determined by the Internal Revenue Service to be so qualified and exempt.  Any such Internal Revenue Service determination remains in effect and has not been revoked.  Nothing has occurred since the date of any such determination that is reasonably likely to materially and adversely such qualification or exemption, or result in the imposition of an excise, income or unrelated business income taxes under the Code or ERISA with respect to any such Company Benefit Plan.

(e)           The Company and ERISA Affiliates do not sponsor or contribute to, and have not in the past sponsored or contributed to, and have no Liabilities with respect to, any defined benefit plan subject to Title IV of ERISA or any “multi-employer plan” (as defined in Section 3(37) of ERISA).

(f)            The Company has delivered or made available to Purchaser current, correct and complete copies of the following documents: (i) all plan documents, amendments and trust agreements relating to each Company Benefit Plan; (ii) the most recent annual and periodic accountings of plan assets relating to each Company Benefit Plan; (iii) the most recent Internal Revenue Service determination or notification letter for each Company Benefit Plan that is an “employee pension benefit plan” (as that term is defined in ERISA Section 3(2)) and a list identifying any amendment not covered by such determination or notification letter; (iv) annual reports filed on Form 5500 (including accompanying schedules) for each Company Benefit Plan for the last three (3) years, if such reports were required to be filed; (v) the current summary plan description, if any is required by ERISA, for each Company Benefit Plan; (vi) all insurance contracts, annuity contracts, investment management or advisory agreements, administration contracts, service provider agreements, audit reports, fidelity bonds and fiduciary liability policies relating to any Company Benefit Plan; and (vii) all material written correspondence with any Governmental Authority relating to any Company Benefit Plan.

(g)           To the Knowledge of the Company, all written communications regarding each Company Benefit Plan by the Company or by an Employee or agent of the

Company reflect and have always reflected accurately the material terms of that Company Benefit Plan.

(h)           There are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any Company Benefit Plan, or by or on behalf of any individual participants or beneficiaries of any Company Benefit Plan, alleging any violation of ERISA or any other Applicable Laws with respect to Company Benefit Plans, or claiming payments (other than benefit claims made in the ordinary course of the operation of such plans), nor is there, to the Knowledge of the Company, any basis for such claim.  No Company Benefit Plan is the subject of any pending (or, to the Knowledge of the Company, any threatened) investigation or audit by the Internal Revenue Service , the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other regulatory agency, foreign or domestic.

(i)            All required payments and contributions under the Company Benefit Plans, including the payment of all insurance premiums, have been timely made.  All such payments and contributions have been fully deducted by the Company for federal income tax purposes.  Such deductions have not been challenged or disallowed by any Governmental Authority and the Company has no reason to believe that such deductions are not properly allowable.  There is no contract, agreement, plan or arrangement to which the Company is a party, including the provisions of this Agreement, covering any Employee of the Company, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.  The Company has not incurred any Liabilities for any tax, excise tax, penalty or fee with respect to any Company Benefit Plan, and no event has occurred and no circumstance exists or has existed that could give rise to any such Liabilities.

(j)            The execution and performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment, acceleration, vesting or increase in benefits with respect to any employee or former employee of the Company.

(k)           The execution of and performance of the transactions contemplated by this Agreement will not result in any payment, acceleration, vesting or increase in benefits with respect to any Employee or former Employee of the Company that would be an “excess parachute payment” under Section 280G of the Code.

(l)            The Company does not maintain any plan or arrangement that provides post retirement medical benefits, post retirement death benefits or other post retirement welfare benefits, other than to the extent required by Part 6 of Title I of ERISA or applicable state law.

(m)          There has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Company Benefit Plan which would increase materially the expense of maintaining such Company Benefit Plan above the level of the expense incurred in respect thereof for the fiscal year of the Company ending immediately prior to the date hereof.  Each

Company Benefit Plan may be terminated, with thirty (30) days or less prior notice, by the Company in its sole discretion.

3.17.        Contracts.

(a)           Material Contracts.  For purposes of this Agreement, “Company Material Contract” shall mean any of the following to which the Company is a party or by which it or its assets are bound:

(i)            any agreement, understanding or other arrangement pursuant to which the Company has continuing obligations to jointly develop any Intellectual Property or Intellectual Property Rights that will not be owned, in whole or in part, by the Company;

(ii)           any agreement, understanding or other arrangement granting, licensing, sublicensing or otherwise transferring any Intellectual Property Rights of the Company other than Company Intellectual Property licenses included in the Company’s form customer agreements entered into in the ordinary course for the purchase of Company Products;

(iii)          any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements relating to the borrowing of money or extension of credit;

(iv)          all employment and consulting agreements to which the Company is a party;

(v)           any material settlement agreement entered into within three years prior to the date of this Agreement or under which the Company has outstanding obligations;

(vi)          any agreement, understanding or other arrangement, or group of agreements, understandings or other arrangements with a Person (or group of affiliated Persons), the termination or breach of which could reasonably be expected to have an adverse effect on any Company Product or otherwise have a Company Material Adverse Effect;

(vii)         all of the Company’s agreements with Significant Customers and any other agreements, understanding or arrangements providing for obligations (contingent or otherwise) of, or payments to, the Company of $75,000 or more within a 12-month period.

(viii)        any written arrangement concerning noncompetition (other than the Company’s standard form of nonsolicitation and non-competition agreement with its employees);

(ix)           any material agreement, understanding or other arrangement involving the grant of rights to manufacture, produce, assemble, license, market, or sell Company Products to any other person; or

(x)            any agreement, understanding or other arrangement which affect the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell Company Products.

(b)           Schedule of Material Contracts.  Section 3.17(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company is a party or by which any of them is bound as of the date hereof which are described in Section 3.17(a), setting forth for each such Company Material Contract, the subsections of Section 3.17(a) applicable to such Company Material Contract.  True and correct copies of all Company Material Contracts have been provided, or made available, to Parent.

(c)           No Breach.  All Company Material Contracts are valid and in full force and effect in all material respects.  The Company has not violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material default under the provisions of, any Company Material Contract, and to the Company’s Knowledge, no other party to such Company Material Contracts is in default in any material respect.

3.18.        Insurance.  Section 3.18 of the Company Disclosure Letter sets forth a list of all insurance policies, including worker’s compensation, title, fire, general liability, fiduciary liability, directors’ and officers’ liability, malpractice liability, theft and other forms of property and casualty insurance held by the Company.  Each of the insurance policies set forth in Section 3.18 of the Company Disclosure Letter is in full force and effect.  To the Knowledge of the Company, there is no existing default or event which, with the giving of notice, lapse of time or both, would constitute a default, by any insured under any policy listed in Section 3.18 of the Company Disclosure Letter, except where the existence of such default would not be reasonably likely to be material to the Company.  All premiums and other amounts due on such policies have been paid, and the Company has complied in all material respects with the provisions of such policies.  The Company has reported to its insurers all claims and pending circumstances that could potentially result in a claim, except where the failure to report such a claim would not be reasonably likely to be material to the Company.

3.19.        Accounts Receivable.  The Company has delivered or made available to Parent a list of all accounts receivable of the Company as of September 30, 2006, together with a range of days elapsed since invoice.  All of the Company’s accounts receivable arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, and are reasonably believed by the Company to be collectible except to the extent of reserves therefor set forth in the Company Financials, or, for receivables arising subsequent to September 30, 2006, as reflected on the books and records of the Company (which are prepared in accordance with GAAP and the reserve practices and methodology used in preparation of the Company Balance Sheet).  No Person has any Lien on any of the Company’s accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of the Company’s accounts receivable.

3.20.        Warranties; Products Liability.  The Company has not incurred any material expenses not reflected in the Company Financials in connection with any claims made by customers under the Company’s obligations under their guaranty, warranty, right of return and indemnity provisions during each of the last 3 fiscal years and the interim period covered by the Company Financials; and to the Company’s Knowledge, there is no reason why a material amount of any such expenses would be incurred in the future.  During the last 3 fiscal years and the interim period covered by the Interim Company Financials, the Company has not incurred any material liability arising out of any injury to any individual or property as a result of the ownership, possession, or use of any product or service manufactured, sold, leased or delivered by the Company.

3.21.        Customers.  Section 3.21 of the Company Disclosure Letter lists the customers who, in the Company’s twelve months ended September 30, 2006, were the ten (10) largest customers, as measured by gross revenue, of Company (each, a “Significant Customer”).  The Company does not intend to (a) terminate its relationship or any Contract between any Significant Customer and the Company, (b) stop, or materially decrease the rate of supplying products or services (in each case, as measured against the Company’s historical rate of supplying products or services since January 1, 2003 or such shorter period of time the Company has been supplying products or services to such Significant Customer) to such Significant Customer, or (c) seek the exercise of any remedy against any such Significant Customer.  The Company has no Knowledge of any intent on the part of a Significant Customer to (a) terminate its relationship or any Contract between such Significant Customer and the Company, (b) stop, or materially decrease the rate of buying products or services (in each case, as measured against the Significant Customer’s historical rate of buying products or services since January 1, 2003) from the Company, (c) refuse to pay any amount due from such Significant Customer to the Company, (d) return products of the Company, or (e) seek the exercise of any remedy against the Company.  The Company has not within the past year been engaged in a material dispute with any Significant Customer.

3.22.        Suppliers.  Section 3.22 of the Company Disclosure Letter lists the suppliers who, in the nine months ended September 30, 2006, were the ten (10) largest suppliers of goods and services to the Company, based on amounts paid by the Company to such suppliers (each, a “Significant Supplier”). The Company does not intend to (a) terminate any Contract with any Significant Supplier, (b) stop, or materially decrease the rate of buying products or services (in each case, as measured against the Company’s historical rate of buying products or services since January 1, 2003) from any Significant Supplier, (c) refuse to pay any amount due to any Significant Supplier, (d) return any products to any Significant Supplier, or (e) seek to exercise any remedy against any Significant Supplier.  The Company has no Knowledge that any Significant Supplier intends to (a) terminate any Contract between such Significant Supplier and the Company, (b) stop, or materially decrease the rate of supplying products or services (in each case, as measured against such Significant Supplier’s historical rate of supplying products or services since January 1, 2003) to the Company, or (c) seek to exercise any remedy against the Company.  The Company has not within the past year been engaged in a material dispute with any Significant Supplier.

3.23.        Employee Complaints.  Since January 1, 2005, the Company has not discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee (i) who had previously submitted to his or her supervisor or anyone else in a position of authority with the Company any written or oral complaint, concern or allegation regarding any alleged unlawful or unethical conduct by the Company or its employees relating to accounting, internal accounting controls or auditing matters, or (ii) who has provided information to, or otherwise assisted any investigation by, any law enforcement, regulatory or other governmental authority or a member of the United States Congress.  Since January 1, 2005, no employee of the Company (x) has submitted to his or her supervisor or to someone else in a position of authority any written or oral complaint, concern or allegation regarding any alleged unlawful or unethical conduct by the Company or its employees relating to accounting, internal accounting controls or auditing matters or (y) to the Knowledge of the Company, has provided information to, or otherwise assisted any investigation by, any law enforcement, regulatory or other governmental authority or a member of the United States Congress related to the Company.

3.24.        Export Control Laws.  The Company has at all times conducted its export transactions in all material respects in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business.  The Company has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”).  The Company is in material compliance with the terms of all applicable Export Approvals.  There are no pending or, to the Company’s Knowledge, threatened claims against the Company with respect to such Export Approvals, and no Export Approvals for the transfer of export licenses to Parent, BV Sub or the Surviving Corporation are required.  To the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s export transactions that may give rise to any future claims.

3.25.        Foreign Corrupt Practices Act.  The Company (including any of their officers, directors, agents, distributors, employees or other Person associated with or acting on their behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or Applicable Law with respect to anti-bribery in any jurisdiction other than the United Sates (collectively, the “FCPA”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

3.26.        Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company.

3.27.        Change of Control; Severance; Bonus Payments.  The Company is not a party to any agreement that would require any change of control, acceleration of any vesting of options, warrants or other instruments with vesting provisions, severance or bonus or other payment in connection with the consummation of the Merger and the consummation of the transactions contemplated by this Agreement.

3.28.        Financial Projections.  Subject to Section 4.6, the financial projections provided by the Company were prepared by the Company in good faith based on assumptions that management believes were reasonable at the time of such financial projections.  As of the date hereof, to the actual knowledge of the Managers, there are no facts that have come to the attention of such Managers since the date of the financial projections provided by Company which would result in a Company Material Adverse Effect.

3.29.        Books and Records.  The minute books and other similar records of the Company contain true and complete records of all actions taken at any meetings of the Company’s shareholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.  The books and records of the Company accurately reflect the assets, liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices.

3.30.        Information Statement.  The Information Statement to be delivered by the Company to its securityholders in connection with the Merger, as of the date of such Information Statement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding any of the foregoing in this Section 3.30, the Company makes no representation or warranty with respect to any disclosure included in the Information Statement with respect to the information provide by Parent, BV Sub and Merger Sub expressly for inclusion in the Information Statement.

3.31.        Disclosures.  No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Letter or any other document, certificate or other instrument delivered to or to be delivered by or on behalf of the Company or the Representative pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT, BV SUB AND MERGER SUB

Parent, BV Sub and Merger Sub represent and warrant to the Company, subject to the exceptions specifically disclosed in the disclosure letter (referencing the appropriate section or subsection of this Agreement, as applicable) supplied by Parent to the Company dated as of the date hereof and certified by a duly authorized executive officer of the Parent (the “Parent Disclosure Letter”) as follows:

4.1.          Organization; Good Standing; Capitalization of Merger Sub.  Each of Parent, BV Sub and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization with full corporate power and authority to conduct its business as it is currently being conducted and to own or lease, as applicable, its assets.  True and complete copies of the governing documents of BV Sub and Merger Sub, each as in effect as of the date of this Agreement, have previously been made available to the

Company.  Parent is the legal and beneficial owner of 18,000 shares of common stock of BV Sub, which shares constitute all of the issued and outstanding capital stock of BV Sub.  BV Sub is the legal and beneficial owner of 1,000 shares of common stock of Merger Sub, which shares constitute all of the issued and outstanding capital stock of Merger Sub.  Merger Sub was recently formed by BV Sub solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement.  Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement.

4.2.          Authority; No Conflict; Necessary Consents.

(a)           Authority.  Each of Parent, BV Sub and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the transactions contemplated hereby. The execution and delivery by each of Parent, BV Sub and Merger Sub of this Agreement and the consummation of the Merger and the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, BV Sub and Merger Sub and no other action is required on the part of Parent, BV Sub and Merger Sub to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to the DGCL.  This Agreement has been duly executed and delivered by Parent, BV Sub and Merger Sub and, assuming due execution and delivery of this Agreement by the Company, constitutes the valid and binding obligations of Parent, BV Sub and Merger Sub, enforceable against each of Parent, BV Sub and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by Applicable Law.

(b)           No Conflict.  The execution and delivery by Parent, BV Sub and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, will not (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of either Parent or Merger Sub or the governing documents of BV Sub, (ii) conflict with or violate any Applicable Law or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s, BV Sub’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent, BV Sub or Merger Sub pursuant to, any contract filed with the SEC in the Parent’s filed SEC reports pursuant to Item 601(b)(10) of Regulation S-K of the SEC; except, in the case of each of the preceding clauses (i), (ii) and (iii) for any conflict, violation, beach, default, impairment, alteration, giving of rights or Lien which would not reasonably be expected to materially and adversely affect the ability of Parent, BV Sub or Merger Sub to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such conflict, violation, beach, default, impairment, alteration, giving of rights or Lien.

(c)           Necessary Consents.  No consent, waiver, approval, order, authorization, registration, declaration or filing with any Governmental Authority, or any Person,

is required to be made or obtained by Parent, BV Sub or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not be material to Parent, BV Sub and Merger Sub taken as a whole or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, waiver, approval, order, authorization, registration, declaration or filing.  No vote of Parent’s stockholders is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.3.          Availability of Funds.  BV Sub has sufficient cash funds on hand or available to it from Parent (and Parent has sufficient cash funds or sufficient borrowing capabilities under existing borrowing facilities) which are sufficient to enable it to consummate the transactions contemplated hereby.

4.4.          Litigation.  As of the date of this Agreement, there is no Legal Proceeding pending, or the knowledge of Parent, threatened in writing against, relating to or affecting Parent, BV Sub or Merger Sub that seeks to restrain or enjoin the consummation of the Merger or seek other relief or remedy related thereto.  Neither Parent nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated by this Agreement.

4.5.          Brokers’ and Finders’ Fees.  Parent, BV Sub and Merger Sub have not incurred, nor will it or they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.6.          Parent’s, BV Sub’s and Merger Sub’s Acknowledgement Regarding Forward-Looking Statements.  Parent, BV Sub and Merger Sub acknowledge that (a) except as set forth in Section 3.28, neither Company nor any of its directors, officers, employees, agents or advisors makes or is deemed to have made hereunder any representation or warranty, express or implied, of any kind whatsoever concerning the accuracy or completeness of any financial projections or other forward-looking financial information concerning the Company, (b) there are uncertainties inherent in attempting to make any such financial projections or other forward-looking financial information concerning the Company, and (c) actual results of operations may differ materially from any such financial projections or other forward-looking financial information concerning the Company.

4.7.          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent, BV Sub or Merger Sub for inclusion in the Information Statement to be delivered by the Company to its securityholders in connection with the Merger, as of the date of such Information Statement, contained or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding any of the foregoing in this Section 4.7, Parent, BV Sub and Merger Sub make no representation or warranty with respect to any disclosure included in the Information Statement other than with respect to the information provide by them expressly for inclusion in the Information Statement.

ARTICLE V
CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

5.1.          Conduct of Business by the Company Prior to Closing.  Except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, or as required by Applicable Law, or to the extent that Parent and BV Sub shall otherwise consent in writing, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Article VIII or the Effective Time, the Company shall carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in material compliance with all Applicable Laws, pay its debts and Taxes when due, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to preserve substantially intact its present business organization, keep available the services of its present executive officers and Employees and consultants, and preserve its relationships with its Employees, consultants, customers, suppliers, licensors, licensees, lessors and others with which it has significant business dealings.  The Company also shall promptly notify in writing Parent and BV Sub of any event or condition which could reasonably be expected to lead to a Company Material Adverse Effect.  Without limiting the generality of the foregoing, without the prior written consent of Parent and BV Sub (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Article VIII or the Effective Time, the Company shall not do any of the following:

(a)           Enter into any new line of business material to the Company;

(b)           Declare, set aside or pay any dividends on or make any other distributions in respect of any capital stock, or combine, split or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(c)           Authorize for issuance, issue, deliver, sell, pledge or otherwise encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights (including stock appreciation rights), rights to purchase or otherwise) any securities of the Company or rights to acquire such securities, or enter into any other agreements or commitments of any character obligating it to issue any such securities or rights, or enter into any amendment of any term of any currently outstanding securities of the Company or rights to acquire such securities, other than issuances of Company Common Stock upon the exercise of Company Options or Company Warrants existing on the date hereof in accordance with their present terms;

(d)           Purchase, redeem or otherwise acquire or offer to redeem, purchase, or otherwise acquire, directly or indirectly, any securities of the Company;

(e)           Cause, permit or propose to adopt any amendments to Company Charter Documents;

(f)            Adopt or implement any stockholder rights plan, “poison pill,” or other anti-takeover plan, arrangement or mechanism that, in each case, is applicable to Parent, BV Sub or Merger Sub or the transactions contemplated by this Agreement;

(g)           Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or purchasing a material portion or all of the assets of, or by any other manner, any business or any Person or any division thereof, or otherwise acquire or agree to acquire any assets that are or are expected to be material, individually or in the aggregate, to the business of the Company, or solicit or participate in any negotiations with respect to any of the foregoing;

(h)           Enter into, modify or amend in a manner materially adverse to the Company, or terminate any Company Material Contract or waive, release or assign any material rights or claims thereunder, in each case, in a manner materially adverse to the Company;

(i)            Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

(j)            Sell, lease, license, mortgage, pledge, encumber or otherwise dispose of any properties or assets except for the sale, lease, license, encumbrance or disposition of property or assets that are not material, individually or in the aggregate, to the business of the Company, in each case, in the ordinary course of business and in a manner consistent with past practices, including with respect to the terms and conditions of any such sale, lease, license, encumbrance or other disposition;

(k)           With the exception of the Merger, adopt a plan of complete or partial liquidation dissolution, merger, consolidation, recapitalization, reorganization, or other restructuring of the Company, or organize or form any subsidiary or similar entity over which the Company shall have control;

(l)            Incur, assume or prepay any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for, any such indebtedness of another Person, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practices;

(m)          Make any payments, loans, extensions of credit or financing, advances or capital contributions to, or investments in, any other Person, other than (i) employee loans, advances, or payments for bona fide travel and entertainment expenses reimbursement made in the ordinary course of business consistent with past practices or (ii) extensions of credit or financing to, or extended payment terms for, customers made in the ordinary course of business consistent with past practices;

(n)           Sell, transfer or lease any properties or assets (whether real, personal or mixed, tangible or intangible) to, or enter into any contract, arrangement or understanding with or on behalf of, any officer, director or employee of the Company or any Affiliate of any of the Company, or any business entity in which the Company or any such Affiliate, or any relative of any such Person, has any material, direct or indirect interest;

(o)           Commit any capital expenditure or expenditures in excess of $25,000 in the aggregate above the capital expenditures set forth in the Company’s fiscal 2006 budget forecasts.

(p)           Except as required by changes in GAAP or Applicable Law requirements, and as concurred in by its independent auditors, (i) make any change in the Company’s methods or principles of accounting or (ii) revalue any of the Company’s assets, including writing down the value of inventory or writing-off notes or accounts receivable;

(q)           (i) Fail to file on a timely basis, including allowable extensions, with the appropriate Governmental Authorities, all Tax Returns required to be filed by or with respect to the Company for taxable years or periods ending on or before the Closing Date and due on or prior to the Closing Date, (ii) fail to timely pay or remit (or cause to be paid or remitted) any Taxes due in respect of such Tax Returns, (iii) adopt or change any accounting method in respect of Taxes which would have a binding effect on the Company for any taxable period (or portion thereof) ending after the Closing Date, (iv) enter into any agreement or settle or compromise any material claim or assessment in respect of Taxes, or make any election with respect to material Taxes, which would have a binding effect on the Company for any taxable period (or portion thereof) ending after the Closing Date, (v) file any material amended Tax Return or (vi) consent to any extension or waiver of the statutory period of limitations period applicable to any claim or assessment in respect of Taxes which would have a binding effect on the Company for any taxable period (or portion thereof) ending after the Closing Date;

(r)            Commence, settle or compromise any pending or threatened Legal Proceeding, or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability, obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) by or against the Company or relating to any of its businesses, properties or assets (whether real, personal or mixed, tangible or intangible) , other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims or other Liabilities (i) reflected or reserved against in full in the Company Financials or (ii) the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company following the Effective Time and that does not involve the payment, individually or in the aggregate, of an amount exceeding $25,000;

(s)           Except as required by Applicable Law or any contract or agreement currently binding on the Company, (i) adopt, amend, modify, or increase in any manner the amount of compensation or fringe benefits of, pay or grant any bonus, change of control, severance or termination pay to any officer, Employee or director of the Company, (ii)

adopt or amend in any manner, any Company Stock Option Plan, Company Benefit Plan or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or Employee (each, a “Company Employee Plan”), (iii) fail to make any required contribution to any Company Employee Plan, (iv) make any contribution, other than regularly scheduled contributions, to any Company Employee Plan, (v) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Company Options or reprice any Company Options, (vi) authorize cash payments in exchange for any Company Options, (vii) allocate bonus awards under a Company Employee Plan in a manner or amount not consistent with past practices, (viii) enter into any employment agreement, arrangement or understanding with any Employee or director or any indemnification agreement or arrangement with any Employee or director (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practices with employees who are terminable “at will”), (ix) enter into any collective bargaining or amend or extend any existing collective bargaining agreement, or (x) hire any employees or retain any consultant other than in the ordinary course of business consistent with past practices or hire, elect or appoint any officers or directors;

(t)            (i) Grant any exclusive rights with respect to any Company Intellectual Property, (ii) divest any Company Intellectual Property, except if such divestiture or divestures, individually or in the aggregate, are not material to the Company, (iii) enter into any material contract, agreement or license that adversely affects, or could reasonably be expected to adversely affect, any patents or applications therefor, in each case, of the Company or any Affiliate of the Company, or (iv) abandon or permit to lapse any rights to any United States patent or patent application;

(u)           Enter into any contract, agreement, arrangement or understanding with a customer that contains any material non-standard terms, including but not limited to, non-standard discounts, provisions for unpaid future deliverables, non-standard service requirements or future royalty payments, other than as is consistent with past practices; or

(v)           Enter into any contract, arrangement or understanding to do any of the foregoing or authorize, recommend, take, commit, or agree in writing or otherwise to take, or announce an intention to take, any of the actions described in this Section 5.1, or any other action that results or is reasonably likely to (i) result in any of the conditions to the Merger set forth in Article VII hereof not being satisfied, (ii) result in any representation or warranty of the Company contained in this Agreement that is qualified as to materiality becoming untrue or incorrect or any representation or warranty not so qualified becoming untrue or incorrect in any material respect (provided that representations made as of a specific date shall be required to be so true and correct, subject to qualifications, as of such date only), (iii) prevent the Company from performing, or cause the Company not to perform, it covenants or agreements hereunder, or (iv) otherwise materially impair the ability of the Company to consummate the transactions contemplated hereby in accordance with the terms hereof or materially delay such consummation.

5.2.          Control of Business.  Nothing contained in this Agreement shall give Parent, BV Sub or Merger Sub, directly or indirectly, the right to control the Company’s operations prior to the Effective Time.  Prior to the Effective Time, each of Parent, BV Sub, Merger Sub and the

Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective business operations.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1.          No Solicitation.  From and after the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, nor shall it authorize or permit any of its directors, officers or other employees, Affiliates, or any investment banker, attorney or other advisor or representative retained by it or any of them to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or induce the making, submission or announcement of, an Acquisition Proposal, (ii) furnish to any Person any non-public information relating to the Company or afford access to the business, properties, assets, books or records of the Company to any Person (other than Parent, BV Sub, Merger Sub or any designees of Parent, BV Sub or Merger Sub) in connection with an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than to notify such Person as to the existence of the provisions of this Section 6.1), (iv) approve, endorse or recommend an Acquisition Proposal, (v) enter into any letter of intent, memorandum of understanding or other agreement, contract or arrangement contemplating or otherwise relating to an Acquisition Proposal, or (vi) terminate, amend or waive any rights under any “standstill” or other similar agreement between the Company and any Person (other than Parent).  The Company has terminated any and all pending discussions or negotiations relating to any Acquisition Proposal and represents and warrants that it had the legal right to terminate such negotiations without the payment of any fee or penalty or the incurrence of any continuing liability on behalf of the Company.  The Company shall notify Parent and BV Sub immediately after receipt by the Company, its Affiliates or its advisors of any Acquisition Proposal or any request for information or access to the Company’s properties, books or records in connection with an Acquisition Proposal.  Such notice shall be made in writing and shall indicate in reasonable detail the identity of the Person or entity and the terms and conditions of such proposal, inquiry or contact.  Without limiting the generality of the foregoing, it is understood and agreed by the parties hereto that any violation of the restrictions set forth above in this Section 6.1 by any officer, director, agent, representative or Affiliate of the Company shall be deemed to be a material breach of this Agreement by the Company.  Notwithstanding the restrictions in this Section 6.1, nothing in this Agreement shall prevent Company or its board of directors, at any time, with respect to this Agreement and the Merger, from making any legally required disclosure to the Stockholders.  Following the delivery of written consents of the Consenting Stockholders as described in Section 2.14 and continuing to the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the restrictions on the actions of the Company and its directors, officers or other employees, Affiliates, or any investment banker, attorney or other advisor or representative set forth above in this Section 6.1 also shall apply to unsolicited Acquisition Proposals.

6.2.          Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a)           Confidentiality.  The parties acknowledge that Parent and the Company have previously executed a Confidentiality Agreement dated August 10, 2006 (the

“Confidentiality Agreement”), which Confidentiality Agreement shall be deemed incorporated herein as if it were set forth in its entirety and shall continue in full force and effect in accordance with its terms and be unaffected by any termination of this Agreement.

(b)           Access to Information.  The Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during the period from the date hereof and prior to the Effective Time to (i) all of the properties, assets, books, contracts, commitments and records of the Company, including all Intellectual Property used by the Company (including access to design processes and methodologies and all source code), (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by Applicable Law) of the Company as Parent may reasonably request, and (iii) all Employees of the Company as identified by Parent.  The Company agrees to provide to Parent and its authorized representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request.  No information or knowledge obtained in any investigation or notification pursuant to this Section 6.2 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto, the conditions to the obligations of the parties hereto under this Agreement, or the remedies available to the parties hereto under this Agreement. The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.2.

6.3.          Public Disclosure.  From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger and any Acquisition Proposal, and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by Applicable Law or, in the case of Parent, any listing agreement with the NYSE.  The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

6.4.          Regulatory Filings.  Subject to the terms and conditions of this Agreement, the Company, Parent, BV Sub and Merger Sub will use their respective commercially reasonable efforts to make all necessary and appropriate filings with federal, state or local governmental bodies or applicable foreign governmental agencies and obtain required approvals, consents and clearances with respect thereto, if applicable, and supply all additional information requested in connection therewith.

6.5.          State Anti-Takeover Law.  In the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the transactions contemplated by this Agreement, the Company, at the direction of the Board of Directors of the Company, shall use its best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of any such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

6.6.          Third-Party Consents.  As soon as practicable following the date hereof, the Company will use all commercially reasonable efforts to obtain the consents, waivers and approvals under any of its Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, all of which consents, waivers and approvals are set forth in Section 3.3(b) of the Company Disclosure Letter.

6.7.          Stockholder Support Agreements.  From the date of this Agreement until the Closing Date, the Company shall use all commercially reasonable efforts to obtain executed Stockholder Support Agreements from all holders of capital stock of the Company who did not execute and deliver such agreements in conjunction with the execution of this Agreement.

6.8.          Notification of Certain Matters.

(a)           By the Company.

(i)            At all times commencing with the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article VIII hereof and the Effective Time, the Company shall give prompt notice to Parent, BV Sub and Merger Sub (A) of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (B) of the occurrence of any Company Material Adverse Effect, or (C) any Legal Proceedings commenced or threatened by any Person (including a Governmental Authority) that seek to prohibit or materially impair the consummation of the Merger and the transactions contemplated in this Agreement, including any Legal Proceeding commenced after the date hereof against the Company or any of its directors by any stockholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and the Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder Legal Proceeding and shall consider Parent’s views with respect to such stockholder Legal Proceeding and shall not settle any such stockholder Legal Proceeding without the prior written consent of Parent (not to be unreasonably withheld or delayed).  No notification and no information or knowledge obtained through notification pursuant to this Section 6.8(a)(i) or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto, the conditions to the obligations of the parties hereto under this Agreement, or the remedies available to the parties hereto under this Agreement.  The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.8(a)(i).

(ii)           At all times commencing with the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent of (A) any notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Company Material Contract to which the Company is a party or (B) any notice or other communication received by the Company from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.  No notification and no information or knowledge obtained through notification pursuant to this Section 6.8(a)(ii) or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto, the conditions to the obligations of the parties hereto under this Agreement, or the remedies available to the parties hereto under this Agreement.  The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.8(a)(ii).

(b)           By Parent, BV Sub and Merger Sub.  At all times commencing with the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent, BV Sub and Merger Sub shall give prompt notice to the Company (i) of any representation or warranty made by them contained in this Agreement becoming untrue or inaccurate in any material respect, or of any failure of Parent, BV Sub or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under this Agreement or (ii) any Legal Proceedings commenced or threatened by any Person (including a Governmental Authority) that seek to prohibit or materially impair the consummation of the Merger and the transactions contemplated in this Agreement.  No notification and no information or knowledge obtained through notification pursuant to this Section 6.8(b) or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto, the conditions to the obligations of the parties hereto under this Agreement, or the remedies available to the parties hereto under this Agreement.  The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent, BV Sub or Merger Sub pursuant to this Section 6.8(b).

6.9.          Options, Warrants and Convertible Notes.

(a)           Company Options.  All outstanding Company Options shall be cancelled and converted into the right to receive a portion of the Merger Consideration as set forth in Section 2.6 above, with such cancellation to be effective immediately prior to the Effective Time, and the Company shall promptly following the date of this Agreement (i) inform all affected holders of Company Options of the requirement to cause all of such Company Options to be cancelled and (ii) take all action necessary to cause such cancellation, including the adoption of amendments to the Company Stock Option Plans and/or the stock option agreements pertaining to such outstanding Company Options that are to be cancelled pursuant to this Section 6.9, and the obtaining the amendments or consents of, or acknowledgments and releases from the holders of such Company Options, if so requested by Parent and BV Sub, which such amendments, consents, acknowledgments or releases shall be in form reasonably satisfactory to Parent and BV Sub.  Each holder of an outstanding Company Option must execute the Convertible Securities Agreement in the form attached hereto as Exhibit A-1 and such holder shall be considered to be a Participating Stockholder for all purposes of the indemnification obligations of Participating Stockholders under Article IX.

(b)           Company Warrants.  All outstanding Company Warrants shall be cancelled and converted into the right to receive a portion of the Merger Consideration as set forth in Section 2.6 above, with such cancellation to be effective immediately prior to the Effective Time, and the Company shall promptly following the date of this Agreement (i) inform all affected holders of Company Warrants of the requirement to cause all of such Company Warrants to be cancelled and (ii) take all action necessary to cause such Company Warrants to be amended so as to provide for such cancellation or obtain the written consent and release of each holder of such Company Warrants as to such cancellation, which such amendments, consents or releases shall be in form reasonably satisfactory to Parent and BV Sub.  Notwithstanding the foregoing, if a holder of an outstanding Company Warrant executes and delivers the Convertible Securities Agreement , then BV Sub shall purchase such holder’s outstanding Company Warrants in lieu of each holder exercising such Company Warrants, at a purchase price equal to the portion of the Merger Consideration otherwise payable to such holder had such holder exercised such Company Warrant into the underlying shares of Company Common Stock, Series A Preferred Stock or Series B Preferred Stock, as the case may be, immediately prior to the Effective Time, as set forth on the Final  Merger Consideration Allocation Schedule.  If a holder of an outstanding Company Warrant executes the Stockholder Support Agreement and BV Sub purchases such holder’s outstanding Company Warrants as provided herein, such holder shall be considered to be a Participating Stockholder for all purposes of the indemnification obligations of Participating Stockholders under Article IX.

(c)           Company Convertible Notes.  BV Sub shall purchase all outstanding Company Convertible Notes, in lieu of each holder converting such Company Convertible Notes at a purchase price equal to the portion of the Merger Consideration otherwise payable to such holder had such holder converted such Company Convertible Notes into shares of Series B Preferred Stock immediately prior to the Effective Time, as set forth on the Final Merger Consideration Allocation Schedule.  Such holders of Convertible Notes shall each execute and deliver the Convertible Securities Agreement and shall be considered to be a Participating Stockholder for all purposes of the indemnification obligations of Participating Stockholders under Article IX.

6.10.        Indemnification.

(a)           Indemnity.  For a period of six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, to the extent permitted by Applicable Law, honor and fulfill in all respects the obligations of the Company under any and all indemnification agreements in effect as of the date hereof between the Company and any of its current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time (collectively, the “Predecessor Indemnified Parties”).  In addition, for a period of six (6) years following the Effective Time, Parent shall (and shall cause the Surviving Corporation and its subsidiaries to), to the extent permitted by Applicable Law, cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the Company Charter Documents as in effect on the date hereof.

(b)           Insurance.  For a period of six (6) years after the Effective Time, Parent will cause the Surviving Corporation to use commercially reasonable efforts to cause to be maintained directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the Closing Date for events occurring on or prior to the Effective Time in an amount and scope at least as favorable as those in the current directors’ and officers’ insurance policy of the Company; provided, however, that in no event will Parent and/or the Surviving Corporation be required to expend in excess of 250% of the current annual insurance premium.  In the event that the annual premium would exceed 250% of the current annual insurance premium the Parent will cause the Surviving Corporation to use commercially reasonable efforts to cause to be maintained, for such amount the maximum amount of coverage as is available.  Notwithstanding the foregoing, Parent may satisfy its and the Surviving Corporation’s obligations under this Section 6.10(b) by Parent or BV Sub purchasing a “tail” policy, or prior to the Effective Time or consenting to the purchase of a “tail” policy by the Company (which consent will not be unreasonably withheld or delayed) (x) under the Company’s existing directors’ and officers’ insurance policy or otherwise from Parent’s insurance carrier on the date hereof or (y) from an insurance carrier with a financial rating of AX or better as rated by A.M. Best , which, in either case has an effective term of six (6) years from the Effective Time, covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Effective Time, and is written in an amount and scope at least as favorable as those in the Company’s directors’ and officers’ insurance policy in effect as of the date hereof.

(c)           Third-Party Beneficiaries.  This Section 6.10 is intended to be for the benefit of, and shall be enforceable by the Predecessor Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns.

6.11.        Indebtedness; Releases.  Prior to the Closing Date, the Company shall make all arrangements necessary to permit the following to happen at the Closing: (i) full payment of all outstanding Indebtedness of the Company, (ii) termination and release of any guaranty or guaranties of the Company, and (iii) release and termination of any Lien on any properties or assets of the Company.

6.12.        Sale Bonus Holdback Agreement.  Prior to the Closing Date, the Company shall cooperate with Parent and BV Sub in entering into the Sale Bonus Holdback Agreements with each of the Managers.

6.13.        Resignations.  On the Closing Date, the Company shall cause to be delivered to Parent duly executed resignations, effective as of the Closing, of all members of the Board of Directors and all officers of the Company.

6.14.        Tax Matters.

(a)           Responsibility for Filing Tax Returns.  Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company that are filed after the Closing Date.  Except as otherwise required by Applicable Law, such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, and Parent shall permit the Representative to review and comment on each such material Tax Return at least twenty (20) days prior to filing such Tax Returns.  Parent shall incorporate any reasonable comments of Representative in such Tax Returns (comments supported by substantial authority within the meaning of Code Section 6662(d)(2)(B)(i) being considered reasonable for this purpose).

(b)           Payment of Taxes.  Parent shall pay all Taxes shown on the Tax Returns filed pursuant to Section 6.14(a) above; provided, however, that (i) Parent shall have the right to proceed against and recover directly from the Indemnity Escrow Account the amount of Taxes allocable to the taxable period (or portion thereof) ending on the Closing Date reflected in such returns, but only to the extent such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto) and (ii) in the event such Indemnity Escrow Account is insufficient to fully pay such Taxes, Parent may recover such Taxes pursuant to the indemnification provisions of Article IX.

(c)           Allocation of Taxes.  For purposes of Sections 6.14(b) and 9.8, in the case of any Taxes that are payable for a taxable period that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of Taxes other than Taxes based on income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based on income or receipts, be deemed equal to the amount which would be payable if the relevant taxable period ended as of the Closing Date.  Except as required by Applicable Law, any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended as of the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practices of the Company.

(d)           Cooperation.  Parent, the Company, the Surviving Corporation, the Representative and the Stockholders shall, and shall each cause its subsidiaries and Affiliates to provide to the others such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, amended Tax Return, or claim for refund, determining liability for Taxes or in conducting any audit, litigation or other proceeding with respect to Taxes.  Except as required by a Governmental Authority or Applicable Law, no party may amend a Tax Return of the Company for a taxable period ending on or before the Closing Date without the consent of the Representative, which consent shall not be unreasonably withheld or delayed.  Surviving Corporation shall (A) retain all books and records with respect to Tax matters pertinent to Company relating to any taxable period beginning before the Closing Date until the expiration of the statue of limitations (and, to the extent notified by Parent or Representative, any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any Taxing authority, (B) upon the reasonable request of the other parties, provided, at such other parties’ sole cost and expense, copies of such books and records, and (C) give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other parties so request, shall allow the requesting party to take possession of such books and records.

(e)           Audits and Contests Regarding Taxes.  Any party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to Company and/or Surviving Corporation, which may give rise to liability of another party hereto, shall promptly notify the other party hereto within ten (10) Business Days of the receipt of such notice.  The parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of such other parties (including indemnity obligations hereunder).  Until the Company Survival Date, Parent shall not agree to any settlement that would affect the liability of the Participating Stockholders pursuant to Section 9.8 without the prior written consent of the Representative, which consent shall not be unreasonably withheld or delayed.

(f)            Actions on the Closing Date.  Parent covenants that it will not and will not cause or permit Company, BV Sub or Merger Sub or any Affiliate of Parent, BV Sub or Merger Sub to take any action on the Closing Date other than in the ordinary course of business, that could give rise to any Tax liability or reduce any Tax asset of the Company.

(g)           Transfer Taxes.  The Surviving Corporation shall pay all Transfer Taxes arising out of the transactions contemplated by this Agreement; provided, however, that the Surviving Corporation shall have the right to proceed against and recover directly from the Indemnity Escrow Account the amount of such Taxes, such right of recovery not to be subject to any limitation in Article IX, and in the event such Indemnity Escrow Account is insufficient to fully pay such Taxes, Parent and BV Sub may recover such Taxes pursuant to the indemnification provisions of Article IX.  The Surviving Corporation shall file or cause to be filed all necessary documentation and Tax Returns with respect to such Transfer Taxes.

(h)           No Section 338 Election.  Parent shall not make an election under Section 338(g) of the Code with respect to the acquisition of Company pursuant to the Merger.

6.15.        Stay Bonus Payments.  On the Closing Date, the Company shall make the payments contemplated under Section 2.3(b)(vi) and  Section 2.3(b)(v) and deliver to Parent and BV Sub evidence of such payments.

6.16.        FIRPTA Compliance.  On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

6.17.        Service Credit.  Employees of the Company who continue to be employed by Parent, Company or any of Parent’s Affiliates following the Closing will be given full credit for their years of service with the Company as set forth on Schedule 6.17 (“Service Credit”) before the Closing for purposes of vesting and eligibility to participate in any Plans of Parent and its Affiliates that are made available to such employees after the Closing; provided, however, that such Service Credit will not apply for purposes of eligibility to receive service recognition awards from Parent or any of Parent’s Affiliates.

6.18.        Information Statement.  As soon as practicable after the date of this Agreement,  the Company will deliver an information statement (the “Information Statement”) to the Stockholders and in connection with the transactions contemplated hereby meet the requirements set forth in this Section 6.17.  Prior to the execution of this Agreement, the Company will have given Parent and BV Sub and their counsel a reasonable opportunity to review and comment on final drafts of the Information Statement.  The Company will deliver the Information Statement to all Stockholders entitled to receive notice of actions of the stockholders under the DGCL.  The Information Statement will contain a form of written consent in form agreed to by the parties, the Transmittal Letter in form agreed to by the parties (including such acknowledgements, agreements and releases as agreed to by the parties) and all information that may be required to be given to Stockholders pursuant to the DGCL in connection with the Merger, including, to the extent applicable, information concerning dissenters’ rights under the DGCL  At the time it is sent and at all times subsequent thereto (through and including the Effective Time), the Information Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Effective Time, any event or information is discovered by the Company which should be set forth in an amendment or supplement to the Information Statement, the Company will promptly inform Parent and Merger Sub of such occurrence, and the Company will deliver to the Stockholders such amendment or supplement.  If, at any time prior to the Effective Time, any event or information relating to Parent, BV Sub or Merger Sub is discovered by the Parent, BV Sub or Merger Sub which should be set forth in an amendment or supplement to the Information Statement, the Parent, BV Sub or Merger Sub will promptly inform Company and Representative of such occurrence, and the Company will deliver to the Stockholders such amendment or supplement.  The Information Statement will include the recommendation of the Board of Directors of the Company that the Stockholders provide written consent in favor of this Agreement and the Merger, and the conclusion of the Company’s Board of Directors that the terms and conditions of the Merger are advisable, fair to and in the best interests of, the Stockholders.

6.19.        Additional Actions; Further Assurances.  Subject to the terms and conditions of this Agreement, each party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law, or to remove any injunctions or other impediments or delays, to consummate and make effective the Merger and transactions contemplated hereby.  Each of the parties agrees further shall take such additional action to deliver or cause to be delivered to other parties at the Closing and at such other times thereafter as shall be reasonably agreed by such parties such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the transactions contemplated hereby.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the

Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1.          Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of each of Parent, BV Sub, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction, or, to extent permitted by Applicable Law, the waiver at or prior to the Closing Date of each of the following conditions:

(a)           No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) adopted or issued a statute, rule, regulation or order or taken any other action (including the failure to have taken an action) that is in effect, in any case having the effect (or which reasonably could be expected to have the effect) of making illegal the Merger or the transactions contemplated hereby in any jurisdiction in which Parent, BV Sub or the Company have material business operations or prohibiting or otherwise preventing or materially delaying the consummation of the Merger or any of the transactions contemplated hereby or (ii) issued or granted or threatened to issue or grant any judgment, injunction, order, decree, ruling or similar action (whether temporary, preliminary or permanent in character) that is in effect and has (or which reasonably could be expected to have) the effect of making illegal the Merger or the transactions contemplated hereby in any jurisdiction in which Parent, BV Sub or the Company have material business operations or prohibiting or otherwise preventing or delaying materially the consummation of the Merger or any of the transactions contemplated hereby.

(b)           Governmental Consents.  Each of the parties shall have obtained all consents and approvals under Applicable Law required to consummate the Merger and the transactions contemplated thereby.

7.2.          Additional Conditions to the Obligations of Parent, BV Sub and Merger Sub.  The obligations of Parent, BV Sub and Merger Sub to effect the Merger shall be subject to the satisfaction, or, to extent permitted by Applicable Law, the waiver by Parent, BV Sub and Merger Sub, at or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of the Company set forth in this Agreement or in any other document delivered pursuant hereto, without giving effect to any “material,” “materially” or Company Material Adverse Effect qualification contained in such representations and warranties, shall be true and correct in each case as of the date hereof and as of the Effective Time with the same effect as if made anew at and as of the Effective Time (except to the extent such representations and warranties specifically relate to a different date, in which case such representations and warranties shall be true and correct as of such different date), except where the failure to be true and correct has not had, individually or in the aggregate, a Company Material Adverse Effect.  In addition, for purposes of determining the accuracy of the Company’s representations and warranties under this Section 7.2(a), any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded.

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company at or prior to the Closing Date.

(c)           No Company Material Adverse Effect.  From the date hereof through the Effective Time, there shall not have occurred and be continuing any change, event, occurrence, development or circumstance which, individually or in the aggregate, has resulted in a Company Material Adverse Effect.

(d)           Opinion.  The Company shall have caused the legal opinion of Holland & Knight LLP, counsel to the Company, in substantially the form attached hereto as Exhibit E and dated as of the Closing Date, to be delivered to Parent and BV Sub.

(e)           Third Party Consents.  The Company shall have delivered to Parent and BV Sub all of the consents, waivers and approvals set forth in Section 3.3 of the Company Disclosure Letter.

(f)            Indemnity Escrow Agreement.  Parent, BV Sub, the Company, the Representative and the Escrow Agent shall have entered into the Indemnity Escrow Agreement.

(g)           Non-Competition and Non-Solicitation Agreements.  Shane Green, Douglas Wheeler, Edin Saracevic and Tarik Kurspahic shall have each executed and delivered to Parent and BV Sub the Non-Competition and Non-Solicitation Agreements substantially in the form attached hereto as Exhibit F.

(h)           Sale Bonus Holdback Agreement.  Parent and BV Sub shall have received executed copies of the Sale Bonus Holdback Agreement from each of the Managers.

(i)            Termination of Options and Warrants.  The Company will have delivered to Parent and BV Sub evidence satisfactory to Parent and BV Sub that all outstanding Company Options, Company Warrants or other rights to purchase shares of capital stock of the Company have been exercised in full or cancelled in accordance with Section 6.9.

(j)            Repayment of Indebtedness; Release of Guaranties and Liens.  Full payment of all outstanding Indebtedness of the Company has been made and all guaranties of the Company and Liens on any properties or assets of the Company have been released and extinguished, and Parent and BV Sub have received acceptable confirmation of such.

(k)           Stockholder Support Agreements.  Parent and BV Sub shall have received (i) executed Stockholder Support Agreements from Consenting Stockholders representing at least ninety percent (90%) of the issued and outstanding shares of the Company Common Stock, Company Series A Preferred and Company Series B Preferred Stock, determined on an as if converted to Common Stock basis as a single class and (ii) written consents of Consenting Stockholders representing at least ninety percent (90%) of the issued and outstanding shares of the Company Common Stock, Company Series A Preferred and Company Series B Preferred Stock, voting together as a single class approving the Merger Agreement and Merger, determined on an as if converted to Company Common Stock basis.

(l)            Convertible Securities Agreements.  Parent and BV Sub shall have received executed Convertible Securities Agreements from each holder of outstanding Company Convertible Notes.

(m)          Dissenting Shares.  The number of shares of Company capital stock which, as of the Closing, have become or could reasonably be expected to become Dissenting Shares shall not exceed five percent (5%) of the aggregate number of shares of Company capital stock outstanding.

(n)           Resignations.  Parent shall have received the resignations, effective as of the Closing, of all members of the Board of Directors and all officers of the Company.

(o)           Employees.  None of the Managers and no more than two (2) of the six (6) Key Employees listed on Exhibit G hereto will have (i) voluntarily terminated employment with the Company on or prior to the Closing Date or (ii) refused to accept employment with, or given notice of an intent to not continue employment with, the Surviving Corporation or Parent.

(p)           Closing Deliveries.  All documents, instruments, certificates or other items required to be delivered at the Closing by or on behalf of the Company pursuant to this Agreement.

(q)           Financial Statements Certificate.  Parent shall have received a certificate executed in the name of and on behalf of the Company by each of the Chief Executive Officer and the Chief Operating Officer of the Company, in their capacities as such, to the effect set forth on Exhibit H hereto.

(r)            Officers’ Certificates.  Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

(s)           Other Documents.  Parent and BV Sub shall have received such other certificates, documents and instruments as it may reasonably request in connection with Closing.

7.3.          Additional Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction, or, to extent permitted by Applicable Law, the waiver by the Company, at or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Parent, BV Sub and Merger Sub set forth in this Agreement or in any other document delivered pursuant hereto, without giving effect to any “material,” “materially” or Parent Material Adverse Effect qualification contained in such representations and warranties, shall be true and correct in each case as of the date hereof and as of the Effective Time with the same effect as if made anew at and as of the Effective Time (except to the extent such representations and warranties specifically related to a different date, in which case such representations and warranties shall be true and correct as of such different date), except where the failure to be true and correct has not had, and would not reasonably be expected to have, a material and adverse effect on the Parent, BV Sub and Merger Sub’s ability to consummate the Merger and the transactions contemplated hereby.

(b)           Agreements and Covenants.  Parent, BV Sub and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c)           Indemnity Escrow Agreement.  Parent, BV Sub, the Company, the Representative and the Escrow Agent shall have entered into the Indemnity Escrow Agreement.

(d)           Officers’ Certificates.  Company shall have received a certificate, dated as of the Closing Date, signed on behalf of the Parent, BV Sub and Merger Sub by the authorized executive officers of Parent, BV Sub and Merger Sub to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied;

(e)           Payment of Purchase Price.  BV Sub shall have made or cause to be made all payments of the Purchase Price in accordance with Section 2.3(c) above.

(f)            Closing Deliveries.  All documents, instruments, certificates or other items required to be delivered at the Closing by or on behalf of Parent, BV Sub and Merger Sub pursuant to this Agreement have been delivered.

(g)           Board Release.  Company and its directors have entered into a release agreement, in substantially the form attached hereto as Exhibit J.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1.          Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken by the terminating party or parties, and except as provided below, whether before or after the delivery by the Consenting Stockholders of valid written consents sufficient to approve and adopt the Merger Agreement and approve the Merger in accordance with Delaware Law:

(a)           by mutual written consent of each of Parent and the Company;

(b)           by either Parent or the Company if the Merger shall not have been consummated by January 19, 2007 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement; and, provided further that, in the event that the conditions set forth in Section 7.1(b) shall not have been satisfied by January 19, 2007, and all other closing conditions set forth in Article VII have been satisfied (other than those conditions that by their terms are to be satisfied or waived at Closing), either Parent or the Company may unilaterally extend the End Date until February 18, 2007 upon written notice to the other by January 19, 2007, in which case the Termination Date shall be deemed for all purposes to be February 18, 2007;

(c)           by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have (i) adopted or issued a statute, rule, regulation or order or taken any other action (including the failure to have taken an action) that is in effect, in any case having the effect (or which reasonably could be expected to have the effect) of making illegal the Merger or the transactions contemplated hereby in any jurisdiction in which Parent or the Company have material business operations or prohibiting or otherwise preventing or materially delaying the consummation of the Merger or any of the transactions contemplated hereby, or (ii) issued or granted or threatened to issue or grant any judgment, injunction, order, decree, ruling or similar action that is in effect and has (or which reasonably could be expected to have) the effect of making illegal the Merger or the transactions contemplated hereby in any jurisdiction in which Parent or the Company have material business operations or prohibiting or otherwise preventing or delaying materially the consummation of the Merger or any of the transactions contemplated hereby, which judgment, injunction, order, decree, ruling or other action is final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose breach of any provision of this Agreement has been a principal cause of or resulted in results in the imposition of such judgment, injunction, order, decree, ruling or other action; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party who has not used all commercially reasonable efforts to lift any such judgment, injunction, order, decree, ruling or other action;

(d)           by Parent, if since the date of this Agreement, there shall have been any event, circumstance or fact that, individually or in the aggregate, has had a Company Material Adverse Effect;

(e)           by Parent, if the Company shall have breached any of its covenants or obligations under this Agreement or if any representation or warranty of the Company under this Agreement shall have been untrue or incorrect, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue or incorrect; provided, however, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the Closing Date through the exercise of all commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(e) prior to 20 days following the receipt of written notice from Parent to the Company of such breach, as long as the Company continues to exercise all commercially reasonable efforts to cure such breach during such 20 day period (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured within such 20 day period; provided, however, that if the Closing Date is to occur on a date which is less than 20 days following the date of receipt of written notice by Parent to the Company, then such breach must be cured at or prior to the Closing Date);

(f)            by Parent, if on or before 5:00 p.m. on the calendar day immediately following the date of this Agreement, the Company has not delivered or caused to be delivered to Parent the Stockholder Support Agreements and written consents, as described in Section 2.14, of (i) the Consenting Stockholders representing, in the aggregate seventy percent (70%) of the issued and outstanding shares of the Company Common Stock, Company Series A Preferred and Company Series B Preferred Stock, voting together as a single class and on an as converted to Common Stock basis and (ii) Gannett Satellite Information Network, Inc., as the sole holder of the Company Series B Stock as of the date hereof; or

(g)           by the Company, if Parent, BV Sub or Merger Sub shall have breached any of its respective covenants or obligations under this Agreement or if any representation or warranty of Parent, BV Sub or Merger Sub under this Agreement shall have been untrue or incorrect, such that Parent, BV Sub and Merger Sub’s ability to consummate the Merger and the transactions contemplated hereby shall be materially and adversely affected, provided, however, that if such inaccuracy in the Parent, BV Sub or Merger Sub’s representations and warranties or breach by the Parent, BV Sub or Merger Sub is curable by Parent, BV Sub or Merger Sub prior to the Closing Date through the exercise of all commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(g) prior to 20 days following the receipt of written notice from the Company to Parent, BV Sub and Merger Sub of such breach, as long as Parent, BV Sub and Merger Sub continue to exercise all commercially reasonable efforts to cure such breach during such 20 day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(g) if it shall have materially breached this Agreement or if such breach by Parent is cured within such 20 day period; provided, however, that if the Closing Date is to occur on a date which is less than 20 days following the date of receipt of written notice by the Company to Parent, then such breach must be cured at or prior to the Closing Date).

8.2.          Notice of Termination; Effect of Termination.  Any valid termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the valid termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable (a) except as set forth in Section 6.3, Section 8.2 and Article X, each of which shall survive the termination of this Agreement and (b) except that a party terminating this Agreement pursuant to Section 8.1 shall have the right to recover damages sustained by such party as a result of any willful breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or in the case of fraud.

8.3.          Amendment.  Subject to Applicable Law, this Agreement may be amended by the parties hereto at any time before or after approval of the Merger by the stockholders of the Company (whether by written consent or otherwise); provided, however, that after approval of the Merger by the stockholders of the Company, no amendment to this Agreement may be made which under Applicable Law further approval by the stockholders of the Company is required, unless such further stockholder approval is so obtained.  This Agreement may amended only by execution of an instrument in writing signed on behalf of each of the parties to be bound by the amendment.

8.4.          Extension; Waiver.  Any failure of Parent, BV Sub, Merger Sub or the Surviving Corporation (following the Effective Time), on the one hand, or the Company (prior to the Effective Time) or the Representative, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived, or any time for performance of any covenant or agreement may be extended, only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.  Any delay by a party in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX
INDEMNIFICATION

9.1.          Survival of Representations and Warranties.

(a)           Representations and Warranties of the Company.  Except as otherwise provided herein, all of the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter, the Schedules or any other certificate, document, writing or instrument delivered by or on behalf of the Company pursuant to this Agreement together with the covenants contained herein (to the extent such covenants apply to periods prior to the Closing Date) shall survive the Effective Time until twenty-four (24) months from the Effective Time (the “Company Survival Date”).  The representations and warranties of the Company contained in Sections 3.1, 3.2, 3.3 and 3.14 shall survive the Effective Time without time limitation.  Any claims under this Agreement with respect to a breach of a representation and warranty must be asserted by written notice delivered prior to 5:00 P.M., Eastern Time, on the Company Survival Date, and, if such a notice is timely given, the survival period with respect to such representation and warranty shall continue until such claim is fully resolved in accordance with this Article IX.

(b)           Representations and Warranties of Parent, BV Sub and Merger Sub.  The representations and warranties of Parent, BV Sub and Merger Sub contained in this Agreement, the Parent Disclosure Letter, the Schedules or any other certificate, document, writing or instrument delivered by or on behalf of Parent, BV Sub or Merger Sub pursuant to this Agreement together with the covenants contained herein (to the extent such covenants apply to periods prior to the Closing Date) shall survive the Effective Time until twenty-four (24) months from the Effective Time (the “Parent Survival Date”).  Any claims under this Agreement with respect to a breach of a representation and warranty must be asserted by written notice delivered prior to 5:00 P.M., Eastern Time, on the Parent Survival Date, and, if such a notice is timely given, the survival period with respect to such representation and warranty shall continue until the claim is fully resolved in accordance with this Article IX.

9.2.          Indemnification by the Participating Stockholders.  From and after the Effective Time, subject to the other provisions of this Article IX, the Participating Stockholders, jointly and not severally, agree to defend, indemnify and hold harmless Parent, BV Sub and Parent’s and BV Sub’s officers, directors, employees, stockholders, advisers, agents, Affiliates (including the Surviving Corporation), successors, heirs, permitted assigns and representatives (each, a “Parent Indemnified Party” and, collectively, the “Parent Indemnified Parties”), from and against and will pay or reimburse the Parent Indemnified Parties for any and all claims, litigation, investigations, proceedings, damages, liabilities, losses, fines, charges, interest, penalties, Taxes, costs and expenses, including fees and disbursements of counsel, accountants, experts, consultants and other representatives in connection with any investigation, defense, prosecution or settlement of any matter as to which indemnification is sought (including costs and expenses of enforcing the rights of the Parent Indemnified Parties under this Section 9.2) whether or not involving or resulting from a Third-Party Claim (collectively, “Losses”), incident to, arising from or in connection with, whether directly or indirectly:

(a)           the failure of any representation or warranty made by the Company (i) in this Agreement (without giving effect to any supplement to the Company Disclosure Letter after the date hereof), (ii) the Company Disclosure Letter (without giving effect to any supplement to the Company Disclosure Letter after the date hereof), (iii) any supplement to the Company Disclosure Letter, (iv) the Schedules or (v) any other certificate, document, writing or instrument delivered by or on behalf of the Company pursuant to this Agreement, to be true and correct in all respects as of the date of this Agreement and the Closing Date (except to the extent such representation, warranty or Schedule specifically relates to a different date, in which case such representation, warranty or Schedule shall be true and correct as of such different date);

(b)           any breach or failure of the Company or of the Representative (on behalf of the Participating Stockholders) to perform any covenant, agreement or obligation of the Company, the Representative or the Participating Stockholders contained in this Agreement, the Company Disclosure Letter, the Schedules or any other certificate, document, writing or instrument delivered by or on behalf of the Company or the Representative (on behalf of the Participating Stockholders) pursuant to this Agreement (excluding claims made pursuant to the Non-Competition Agreements or the Sale Bonus Holdback Agreements); or

(c)           any claims by any current or former holder of securities of the Company seeking to assert, or based upon, ownership or rights to ownership of securities of the Company or any rights as an owner of securities of the Company (other than the right to receive consideration pursuant to this Agreement or appraisal rights under the applicable provisions of Delaware Law);

provided, however, (A) this Section 9.2 shall not apply with respect to any Loss relating to Taxes to the extent that any payments for such Loss have been made pursuant to Sections 6.14 and 9.8, (B) for the purposes of this Section 9.2 and Section 9.3, the representations and warranties of the Company made herein (including the Company Disclosure Letter, but excluding the representation and warranty contained in Section 3.28), and in the certificates delivered by the Company pursuant to Sections 2.3(b), 7.2(q) and 7.2(r) hereof, shall be deemed to have been made without any qualifications as to Knowledge or materiality, and all references to “Knowledge,” “materiality,” “Company Material Adverse Effect,” “all material respects” and similar qualifications shall be deemed to be deleted and shall be disregarded, and (C) “Losses” shall not include punitive, exemplary, consequential or incidental damages, except that the parties hereto agree that Losses relating to Third Party Claims actually assessed against Parent

Indemnified Parties arising out of punitive, exemplary, consequential or incidental damages shall be regarded as included in the calculation of “Losses,” and, therefore, are subject to the indemnification obligations of the Participating Stockholders under this Article IX; and, provided further, that for all purposes of the indemnification obligations of Participating Stockholders as set forth in this Article IX, the holders of Company Warrants and Company Convertible Notes who have such securities purchased by BV Sub pursuant to Section 6.9 and holders of Company Options who receive their proportionate share of the Merger Consideration in exchange for such Company Options in accordance with Section 2.11 and Section 6.9 shall be treated as Participating Stockholders and have all obligations of Participating Stockholders with respect hereto.

9.3.          Limitation on Indemnification Obligations of the Participating Stockholders.

(a)           Threshold and Cap.  The Participating Stockholders shall not be required to provide indemnification pursuant to this Article IX unless and until the cumulative amount of all Losses suffered by any or all of the Parent Indemnified Parties exceeds $200,000 (the “Stockholder Threshold Amount”), after which point the Participating Stockholders shall be obligated to indemnify the Parent Indemnified Parties for all Losses but only to the extent such Losses exceed the Stockholder Threshold Amount.  Except as otherwise provided herein, the aggregate liability of the Participating Stockholders for any Losses shall not exceed $7,500,000 (the “Stockholder Cap”).

(b)           Exceptions to Threshold.  The Stockholder Threshold Amount limitation shall not apply to claims for indemnification for Losses arising in respect of (i) claims made pursuant to Sections 9.2(b) and (c), (ii) any breach of any of the representations and warranties in Sections 3.1, 3.2, 3.3, 3.6, and 3.14 (including the related sections of the Company Disclosure Letter), (iii) any breach of any representation and warranty set forth in Article III (including the Company Disclosure Letter) of which the Company had Knowledge as of the date on which such representation and warranty was made (provided that for these purposes Knowledge shall mean only the actual knowledge of the Managers), or (iv) Taxes, as set forth in Sections 6.14 and 9.8 (collectively, the “Threshold Claim Exceptions”).

(c)           Exceptions to Cap.  The Stockholder Cap limitation shall not apply to claims for indemnification for Losses arising in respect of (i) claims made pursuant to Sections 9.2(b) and (c), (ii) any breach of any of the representations and warranties in Sections 3.1, 3.2, 3.3, 3.6 and 3.14 (including the related sections of the Company Disclosure Letter), (iii) any breach of any representation and warranty set forth in Article III (including the Company Disclosure Letter) of which the Company had Knowledge as of the date on which such representation and warranty was made (provided that for these purposes Knowledge shall mean only the actual knowledge of the Managers), or (iv) Taxes, as set forth in Sections 6.14 and 9.8(collectively, the “Stockholder Cap Exceptions”).

(d)           Other Exceptions.  In addition to the exceptions described in Sections 9.3(b) and (c), the limitations on the indemnification obligations of the Participating Stockholders expressed in Section 9.2 and Section 9.3, or in any other provision of this Agreement, shall not apply with respect to (i) claims for actual fraud, involving the Company, the Participating Stockholders or the Representative (“Fraud Claim Exception”), and (ii) a failure of a holder of securities of the Company to own the number of Company securities as set forth on the Final Merger Allocation Schedule (the “Title Claim Exception”).

(e)           Liability for Losses In Excess of Indemnity Escrow Amount.  All claims for Losses by the Parent Indemnified Parties (including claims for Losses under Sections 6.14 and 9.8) shall be satisfied first from the Indemnity Escrow Amount.  Subject to the exception in the immediately following sentence, if at any time on or prior to the Company Survival Date the funds remaining in the Indemnity Escrow Account are insufficient to satisfy all claims for Losses by the Parent Indemnified Parties, the Parent Indemnified Parties may recover only up to the amount remaining in the Indemnity Escrow Account.  If (i) at any time on or prior to the Company Survival Date the funds remaining in the Indemnity Escrow Account are insufficient to satisfy all claims for Losses by the Parent Indemnified Parties and any such unsatisfied claims are incident to, arise from or are in connection with a Stockholder Cap Exception, a Fraud Claim Exception or a Title Claim Exception or (ii) following the Company Survival Date claims for Losses are made by Parent Indemnified Parties and such claims are incident to, arise from or are in connection with a Stockholder Cap Exception, a Fraud Claim Exception or a Title Claim Exception, then (A) the Participating Stockholders, pro rata based on each such Participating Stockholder’s proportional interest in the Merger Consideration as set forth on the Final Merger Consideration Allocation Schedule, jointly and not severally, shall indemnify the Parent Indemnified Parties against such Losses incident to, arising from or in connection with a Stockholder Cap Exception or a Fraud Claim Exception and (B) each Participating Stockholder, severally and not jointly, shall indemnify the Parent Indemnified Parties against such Losses incident to, arising from or in connection with a Title Claim Exception with respect to such Participating Stockholder, and provided, however, that the obligation of each Participating Stockholder to make such payments for Losses in excess of the Indemnity Escrow Amount shall be limited to the portion of the Merger Consideration received by such Participating Stockholder hereunder.

(f)            Post-Closing Actions of Parent.  The Participating Stockholders shall have no obligation to provide indemnification pursuant to this Article IX to the extent that such Losses result from or arise out of the operation of the business of the Company after the Effective Time by Parent or any of its Affiliates (other than actions with respect to such operations contemplated by this Agreement), nor shall any such Losses be included in the determination of whether the Threshold Amount has been reached; provided, however, that the limitation contained in this Section 9.3(f) shall not apply with respect to any Losses resulting from such operations if such Losses also are related to the breach of any representation or warranty of the Company or any failure to perform any covenant or agreement by the Company or the Representative (on behalf of the Participating Stockholders)

9.4.          Indemnification by Parent.  From and after the Effective Time, subject to the other provisions of this Article VIII, Parent agrees to defend, indemnify and hold harmless the holders of shares of capital stock of the Company and their officers, directors, employees, stockholders, advisers, agents, Affiliates, successors, heirs, permitted assigns and representatives (each, a “Stockholder Indemnified Party” and, collectively, the “Stockholder Indemnified Parties”), from and against and will pay or reimburse the Stockholder Indemnified Parties for any and all Losses, incident to, arising from or in connection with, whether directly or indirectly:

(a)           the failure of any representation or warranty made by Parent, BV Sub or Merger Sub (i) in this Agreement (without giving effect to any supplement to the Parent Disclosure Letter after the date hereof), (ii) the Parent Disclosure Letter (without giving effect to any supplement to the Parent Disclosure Letter after the date hereof), (iii) any supplement to the Parent Disclosure Letter, the Schedules or any other certificate, document, writing or (iv) instrument delivered by or on behalf of Parent, BV Sub or Merger Sub pursuant to this Agreement, to be true and correct in all respects as of the date of this Agreement and the Closing Date; or

(b)           any breach or failure of Parent, BV Sub or Merger Sub to perform any covenant, agreement or obligation of Parent, BV Sub or Merger Sub contained in this Agreement, the Parent Disclosure Letter, the Schedules or any other certificate, document, writing or instrument delivered by or on behalf of Parent, BV Sub or Merger Sub pursuant to this Agreement (excluding claims made pursuant to the Non-Competition Agreements or the Sale Bonus Holdback Agreements; or

provided, however, that (A) for the purposes of this Section 9.4 and Section 9.5, the representations and warranties of the Parent, BV Sub and Merger Sub made herein (including the Parent Disclosure Letter), and in the certificates delivered by Parent, BV Sub and Merger Sub pursuant to Section 2.3(c) hereof shall be deemed to have been made without any qualifications as to Knowledge or materiality, and all references to “Knowledge,” “materiality,” “Parent Material Adverse Effect,” “all material respects” and similar qualifications shall be deemed to be deleted and shall be disregarded and (B) “Losses” shall not include punitive, exemplary, consequential or incidental damages, except that the parties hereto agree that Losses relating to Third Party Claims actually assessed against the Stockholder Indemnified Parties arising out of punitive, exemplary, consequential or incidental damages shall be regarded as included in the calculation of “Losses,” and, therefore, are subject to the indemnification obligations of Parent under this Article IX.

9.5.          Limitation on Indemnification Obligations of Parent.

(a)           Threshold and Cap.  Parent shall not be required to provide indemnification pursuant to this Article VIII unless and until the cumulative amount of all Losses suffered by any or all of the Stockholder Indemnified Parties exceeds $200,000 (the “Parent Threshold Amount”), after which point Parent shall be obligated to indemnify the Stockholder Indemnified Parties for all Losses but only to the extent such Losses exceed the Parent Threshold Amount.  Except as otherwise provided herein, the aggregate liability of Parent, BV Sub and Merger Sub for any Losses shall not exceed $7,500,000 (the “Parent Cap”).  Notwithstanding the foregoing, neither the Parent Threshold Amount limitation nor the Parent Cap set forth in this Section 9.5 shall apply to claims for indemnification for Losses arising in respect of (i) any breach of any of the representations and warranties in Sections 4.1 and 4.2 (including the related sections of the Parent Disclosure Letter), (ii) any breach of any representation and warranty set forth in Article IV (including the Parent Disclosure Letter) of which Parent, BV Sub or Merger Sub had Knowledge as of the date on which such representation and warranty was made, or (iii) claims made pursuant to Section 9.4(b).

(b)           Fraud Exception.  The limitations on indemnification obligations of Parent expressed in Section 9.4 and Section 9.5, or in any other provision of this Agreement, shall not apply with respect to claims for actual fraud involving Parent, BV Sub or Merger Sub.

9.6.          Indemnification Procedures — Non-Third Party Claims.

(a)           Notice of Claims.  Any Parent Indemnified Party or Stockholder Indemnified Party seeking indemnification hereunder (the “Indemnified Party”) shall, within the relevant limitation period provided for in this Article IX, give (i) in the case of indemnification sought by any Stockholder Indemnified Party, to Parent, and (ii) in the case of indemnification sought by any Parent Indemnified Party, to the Representative, a written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claims for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision or provisions of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such claim is based.

(b)           Claim Payment and Disputes.  The party obligated to provide indemnification (the “Indemnitor”) (acting through Parent, in the case of indemnification sought by any Stockholder Indemnified Party, and acting through the Representative, in the case of indemnification sought by a Parent Indemnified Party) shall have twenty (20) days after the giving of any Claim Notice pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Notice and to pay such amount to such Indemnified Party in immediately available funds or (ii) provide such Indemnified Party with written notice that it disagrees with the amount or method of determination set forth in the Claim Notice (an “Indemnity Claim Dispute Notice”).  Within 20 days after the giving of any Indemnity Claim Dispute Notice, a representative of the Indemnitor and the Indemnified Party shall negotiate in good faith to resolve the matter.  In the event that the controversy is not resolved within twenty (20) days of the giving of the Indemnity Claim Dispute Notice, the parties shall thereupon be entitled to pursue any and all available remedies at law.  If the Representative agrees to the Claim Notice pursuant to clause (i) above or fails to provide a timely Indemnity Claim Dispute Notice pursuant to clause (ii) above, then the Parent Indemnified Party shall be entitled to receive from the Indemnity Escrow Account the amount set forth in the Claim Notice, and Parent and the Representative shall promptly execute a joint written instruction to the Escrow Agent to release such amount (up to the maximum amount contained in the Indemnity Escrow Account) to such Indemnified Party.  If Parent agrees to the Claim Notice pursuant to clause (i) above or fails to provide a timely Indemnity Claim Dispute Notice pursuant to clause (ii) above, then BV Sub shall remit to the Representative promptly, in immediately available funds, payment in the amount specified in the Claim Notice.

(c)           Not Applicable to Third Party Claims.  Notwithstanding the foregoing, the provisions of this Section 9.6 shall not apply in the case of a Claim Notice provided in connection with a claim by a third Person made against an Indemnified Party, which claims are provided for in, and subject to, Section 9.7.

9.7.          Indemnification Procedures — Third Party Claims.  If a claim by a third party is made against an Indemnified Party (a “Third Party Claim”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article IX, such Indemnified Party shall promptly notify (a “Notice of Third Party Claim”) (i) Parent, in the case of indemnification sought by any Stockholder Indemnified Party or (ii) the Representative, in the case of indemnification sought by any Parent Indemnified Party, in writing of such claims within fifteen (15) days of receipt of such claim, setting forth such claims in reasonable detail; provided, however, that failure to give such a Notice of Third Party Claim within such fifteen (15) day period shall not relieve the Indemnitor of its obligations hereunder, except to the extent Indemnitor shall have been materially prejudiced by such failure.  The Indemnitor (acting through Parent, in the case of indemnification sought by any Stockholder Indemnified Party, and acting through the Representative, in the case of indemnification sought by a Parent Indemnified Party) shall have fifteen (15) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing (which counsel shall be reasonably acceptable to the Indemnified Party) and at Indemnitor’s own expense, the settlement or defense of the Third Party Claim, and the Indemnified Party shall cooperate with it in connection therewith; provided, however, that the Indemnified Party may participate in such settlement or defense through counsel chosen by such Indemnified Party and paid at its own expense; and provided, further, that, if in the reasonable opinion of counsel for such Indemnified Party, there is a reasonable likelihood of a conflict of interest between the Indemnitor and the Indemnified Party, the Indemnitor shall be responsible for the reasonable fees and expenses of one counsel and one local counsel, if applicable, to such Indemnified Party in connection with such defense of the Third Party Claim.  So long as the Indemnitor is reasonably contesting any such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld.  If the Indemnitor does not notify the Indemnified Party in writing within fifteen (15) days after receipt of the Indemnified Party’s Notice of Third Party Claim hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to undertake, at Indemnitor’s cost, risk and expense, the defense, compromise or settlement of the Third Party Claim, but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.  The Indemnitor shall pay the Indemnified Party’s expenses as and when incurred (as evidenced by appropriate documentation).  The Indemnitor shall not, except with the prior written consent of the Indemnified Party, enter into any settlement that (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such Third Party Claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim or consent to entry of any judgment, (ii) involves non-monetary relief or remedy, including any restrictions on the Indemnified Party’s ability to operate or compete or (iii) exceeds the remaining amount in the Indemnity Escrow Account.

9.8.          Tax Matters Indemnification.  From and after the Effective Time, the Participating Stockholders shall be responsible for, shall pay or cause to be paid, and shall indemnify, defend and hold the Parent Indemnified Parties (including the Surviving Corporation) harmless against and shall reimburse them for any Losses resulting from, arising out of or relating to (i) all Taxes imposed on or relating to the Company with respect to all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, (ii) all Taxes of any member of a Relevant Group, (iii) all Taxes imposed on the Company as transferee or successor or by contract attributable to circumstances existing as of the Closing Date and (iv) any Tax resulting directly or indirectly from a breach or inaccuracy of any representation or warranty of the Company set forth in Section 3.6; provided, however, that in the case of clauses (i), (ii), (iii) and (iv) above, the Participating Stockholders shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto).  Any payments made pursuant to this Article IX shall constitute an adjustment to the Purchase Price for Tax purposes and shall be treated as such by Parent, BV Sub, Merger Sub and the Company on their Tax Returns to the extent permitted by law.  If, notwithstanding such treatment by the parties, any payment made pursuant to this Article IX is determined to be taxable income rather than an adjustment to the Purchase Price, then Losses shall include Taxes actually payable by the relevant Indemnified Party by reason of the receipt of such indemnification payment.  Neither the Stockholder Threshold Amount nor the Stockholder Cap shall be applicable to claims for Losses made by Parent Indemnified Parties with respect to the matters covered by this Section 9.8.

9.9.          No Contribution.  No holder of shares of capital stock of the Company shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company or any of its representations, warranties, covenants or agreements, whether by virtue of any contractual or statutory right of indemnity or otherwise.

9.10.        Effect of Investigation.  An Indemnified Party’s right to indemnification or other remedies under this Agreement based upon the representations and warranties and covenants and agreements of Parent, BV Sub or Merger Sub (with respect to a Stockholder Indemnified Party) or the Company (with respect to a Parent Indemnified Party) shall not be affected by any investigation or knowledge of the Indemnified Party or waiver by the Indemnified Party of any condition based on the accuracy of any such representation or warranty or compliance with any covenant or agreement.  Such representations and warranties and covenants and agreements of Parent, BV Sub or Merger Sub (with respect to a Stockholder Indemnified Party) or the Company (with respect to a Parent Indemnified Party) shall not be deemed waived or affected by reason of the fact that the Indemnified Party knew or should have known that any such representation or warranty is or might be inaccurate or that any such covenant or agreement has not or might not have been complied with.  Any investigation made by Parent, BV Sub or Merger Sub, on the one hand, or the Company or the Representative, on the other hand, shall be for its or their own protection only, and shall not affect or impair any right or remedy under this Agreement.

9.11.        Subrogation.  Upon making an indemnity payment pursuant to this Agreement, the Indemnitor will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the damages to which the payment related.  Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnitor will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

9.12.        Exclusive Remedies.  Other than for fraud or remedies of injunctive or other equitable relief, the provisions of this Article IX shall be the sole and exclusive remedy for Losses caused as a result of (a) any breach or inaccuracy of any representation or warranty as described in Section 9.2(a) or (b) any breach or failure to perform any covenant, agreement or obligation as described in Section 9.2(b) or (c) any claims by any current or former holder of securities of the Company as described in 9.2(c).

9.13.        No Double Recovery.  Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under this Article IX to the extent such Indemnified Party already has been indemnified or reimbursed for such Loss under any other provision of this Agreement (including Exhibits or applicable Disclosure Letter attached hereto).

9.14.        Mitigation.  Parent and Representative agree to use reasonable efforts to mitigate any Loss which forms the basis of a claim hereunder.

ARTICLE X
GENERAL PROVISIONS

10.1.        No Other Representations and Warranties.

(a)           By Company or the Representative.  Neither the Company nor the Representative makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, in each case, except as expressly set forth in this Agreement, the Company Disclosure Letter, the Schedules or any other certificate, document, writing or instrument delivered by or on behalf of the Company or the Representative pursuant to this Agreement.

(b)           By Parent, BV Sub or Merger Sub.  Neither Parent, BV Sub nor Merger Sub makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent, BV Sub or Merger Sub, in each case, except as expressly set forth in this Agreement, the Parent Disclosure Letter, the Schedules or any other certificate, document, writing or instrument delivered by or on behalf of Parent, BV Sub and Merger Sub pursuant to this Agreement.

10.2.        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, BV Sub or Merger Sub, to:

NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
Attention:  Lawrence M. Kaplan, General Counsel
Telephone:  (312) 894-7000
Telecopy:  (312) 894-7228

with copies to:

Pepper Hamilton LLP
600 Fourteenth Street, N.W., Suite 500
Washington, D.C. 20005
Attention:  Thomas L. Hanley
Telephone:  (202) 220-1200
Telecopy:  (202) 220-1665

if to the Company, to:

The Map Network, Inc.
827 Seventh Street, N.W.
Washington, D.C. 20001
Attention:  Shane Green
Telephone:  (202) 898-1008
Telecopy:  (202) 898-1005

with copies to:

Holland & Knight LLP
1600 Tysons Boulevard
Suite 700
McLean, Virginia  22102
Attention:  William J. Mutryn
Telephone:  (703) 720-8600
Telecopy:  (703) 720-8600

if to the Representative, to:

Gannett Satellite Information Network, Inc.
7950 Jones Branch Drive
McLean, VA 22107
Attention: Daniel S. Ehrman, Jr.
Telephone:  (703) 854-6764
Telecopy:  (703) 854-2042

with copies to:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107
Attention:  Akin S. Harrison, Esq.
Telephone:  (703) 854-6949
Telecopy:  (703) 854-2035

10.3.        Interpretation.  When a reference is made in this Agreement to Exhibits or the Schedules, such reference shall be to the corresponding Exhibit or Schedule to this Agreement, unless otherwise indicated.  When a reference is made in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter to Articles, Sections or sub-Sections, such reference shall be to the corresponding Article, Section or sub-Section of this Agreement, unless otherwise indicated.  For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”  Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.  The words “hereby,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise indicated, be construed to refer to this Agreement as a whole and not any particular provision of this Agreement.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.4.        Counterparts.  This Agreement may be executed by the parties in multiple counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  This Agreement may be executed by facsimile signature.

10.5.        Attorneys’ Fees.  If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

10.6.        Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, the Parent Disclosure Letter and the Exhibits and Schedules hereto constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement.  This Agreement is not intended to confer upon any other Person any rights, benefits or remedies under or by reason of this Agreement, and shall not confer on any Person any rights, benefits or remedies under or by reason of this Agreement except as specifically provided, following the Effective Time, in Section 6.10.

10.7.        Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.8.        Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions pursuant thereto as are necessary on its part for the consummation of the Merger, will cause irreparable injury to the other parties.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware state court or, if under Applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

10.9.        Expenses.  Except as otherwise expressly provided in this Agreement, each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with any due diligence investigation, or the negotiation, execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, whether or not such transactions are consummated.

10.10.      Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.11.      Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise, unless the parties hereto provide written consent to such assignment; provided, however, that upon notice to the Company (prior to the Effective Time) or the Representative (after the Effective Time) and without releasing Parent or BV Sub from any of its or their obligations or liabilities hereunder, (a) Parent or BV Sub may assign or delegate any or all of its or their rights or obligations under this Agreement to any Affiliate of Parent and (b) nothing in this Agreement shall limit the ability of Parent or BV Sub to make a collateral assignment of its or their rights under this Agreement to any lender that provides funds to Parent, BV Sub or any Affiliate of Parent or BV Sub, in either case without the consent of the Company or the Representative, as applicable.  The Representative shall execute an acknowledgment of such collateral assignments in such forms as Parent, BV Sub or their Affiliates may from time to time reasonably request.  In the event of such an assignment, the provisions of this Agreement shall inure to the benefit of and be binding on the assigns of Parent, BV Sub or their Affiliates, as applicable.  Any assignment in violation of the foregoing shall be null and void.

10.12.      Time.  Time is of the essence in each and every provision of this Agreement.

10.13.      Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.  Each of the parties hereto (a)

irrevocably consents to the jurisdiction and venue of any Delaware state court or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Delaware state court or, if under Applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (d) consents to service being made through the notice procedures set forth in Section 10.2.  Each of the Company, the Representative, Parent, BV Sub and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.2 shall be effective service of process for any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby.

10.14.      Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, BV SUB, MERGER SUB, THE COMPANY OR THE REPRESENTATIVE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

ARTICLE XI
THE REPRESENTATIVE

11.1.        Authorization. The Representative hereby is appointed, authorized and empowered to act as the agent of the Participating Stockholders in connection with, and to facilitate the consummation of the Merger and other transactions contemplated by this Agreement, and with respect to the activities to be performed on behalf of the Participating Stockholders under this Agreement and the Indemnity Escrow Agreement.  The authority of the Representative shall include the power and authority to (i) to execute and deliver the Indemnity Escrow Agreement (with such modifications or changes thereto as to which the Representative, in its reasonable discretion, shall have consented to) and to agree to such amendments or modifications thereto as the Representative, in its reasonable discretion, may deem necessary or desirable, (ii) to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby as the Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the Indemnity Escrow Agreement, (iii) to enforce and protect the rights and interests of the Participating Stockholders and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and the Indemnity Escrow Agreement, (iv) to enforce payment from the Indemnity Escrow Amount and of any other amounts payable to Participating Stockholders, (v) to receive and cause to be paid to the Participating Stockholders in accordance with Article II any distributions from the Indemnity Escrow Account received by the Representative, (vi) to waive or refrain from enforcing any right of any Particiapting Stockholder and/or of the Representative arising out of or under or in any manner relating to this Agreement or the Indemnity Escrow Agreement, and (vii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Article XI.

11.2.        Reliance.

Parent, BV Sub, the Surviving Corporation and its and their subsidiaries shall be entitled to rely exclusively upon the communications of the Representative relating to the foregoing as the communications of the Participating Stockholders.  Neither Parent, BV Sub, nor the Surviving Corporation shall be held liable or accountable in any manner for any act or omission of the Representative in such capacity.

11.3.        Compensation; Exculpation; Indemnity.

(a)           Compensation; Reimbursement of Expenses.  The Representative shall not be entitled to any fee or other compensation for service as the Representative except as provided in this Section 11.3.  The Representative shall be reimbursed by the Participating Stockholders for reasonable expenses incurred by the Representative in connection with the performance of its duties hereunder.  At Closing, BV Sub shall deliver to the Representative (i) $25,000, on behalf of the Company and the Participating Stockholders, in payment of the Representative Fee and (ii) $250,000, on behalf of the Company and the Participating Stockholders, for the Representative Expense Reserve.  The Representative shall be paid by BV Sub to an account designated by the Representative and the Representative shall be entitled to deduct its reasonable expenses from the Representative Expense Reserve.  The remaining balance, if any, of the Representative Expense Reserve shall be distributed to the Participating Stockholders within three (3) Business Days following the Company Survival Date, with such distribution to be made to each holder based on the proportions set forth in the Final Merger Consideration Allocation Schedule, provided, however, that if at the time such distribution otherwise would be made there remain outstanding claims for Losses that have been timely made, the remaining balance, if any, of the Representative Expense Reserve shall not be distributed, but shall continue and the Representative shall not be required to make any such distribution until such outstanding claims for Losses have been fully paid or finally determined to require no payment.  In the event that (A) the remaining balance of the Representative Expense Reserve is insufficient to reimburse fully the Representative pursuant to this Section 11.3(a) or (B) following the distribution of the remaining balance of the Representative Expense Reserve, the Representative incurs expenses in connection with the performance of its duties hereunder, each Participating Stockholder, severally and not jointly, shall indemnify the Representative against all such expenses and each Participating Stockholder shall promptly deliver to the Representative full payment of his, her or its ratable share of such indemnification claim.

(b)           Exculpation.  In dealing with this Agreement, the Indemnity Escrow Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder or thereunder, the Representative shall not assume any, and shall incur no, responsibility whatsoever to any Participating Stockholder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or the Indemnity Escrow Agreement (unless by the Representative’s gross negligence or willful misconduct) and the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to liability to any Participating Stockholder (unless by the Representative’s gross negligence or willful misconduct).

(c)           Indemnification.  Each Participating Stockholder, severally and not jointly, shall indemnify the Representative against all damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against it, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Representative hereunder, under this Agreement, the Indemnity Escrow Agreement or otherwise, except for such damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against the Representative that arise from the Representative’s gross negligence or willful misconduct, including the willful breach of this Agreement or the Indemnity Escrow Agreement.  In the event of any indemnification under this Section 11.3(c), each Participating Stockholder shall promptly deliver to the Representative full payment of his, her or its ratable share of such indemnification claim.  All of the indemnities, immunities and powers granted to the Representative under this Agreement shall survive the Closing and/or any termination of this Agreement and the Indemnity Escrow Agreement.

[remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

PARENT:

NAVTEQ Corporation

By:	/s/ David B. Mullen

Name:	David B. Mullen

Title:	Executive Vice President and Chief Financial Officer

BV SUB:

NAVTEQ Holdings B.V.

By:	/s/ David B. Mullen

Name:	David B. Mullen

Title:	Executive Vice President and Chief Financial Officer

MERGER SUB:

NAVTEQ Holdings Delaware II, Inc.

By:	/s/ David B. Mullen

Name:	David B. Mullen

Title:	Executive Vice President and Chief Financial Officer

COMPANY:

The Map Network Inc.

By:	/s/ Shane Green

Name:	Shane Green

Title:	President and Chief Executive Officer

REPRESENTATIVE:

Gannett Satellite Information Network, Inc. (solely in its capacity as Representative

By:	/s/ Daniel S. Ehrman, Jr.

Name:	Daniel S. Ehrman, Jr.

Title:	Authorized Representative